EDO Corporation GLOBAL TECHNOLOGY REACH

      EDO supplies highly-engineered products for governments and industry worldwide, including advanced electronic, electromechanical and information systems and engineered materials critical to the mission success of its customers. The Company's Defense segment provides integrated front-line war fighting systems, including radar countermeasure systems, aircraft weapons storage and release systems, airborne mine countermeasure systems, and sonar systems. EDO's Communications and Space Products segment addresses the needs of the remote sensing, communication, navigation, and electronic warfare industries with ultra-miniature electronics and a broad line of antennas. The Company's Engineered Materials segment supplies piezoelectric and advanced composites for the aircraft, communication, navigation, chemical, petrochemical, paper and oil industries, for civilian infrastructure and military applications.

Annual Shareholders' Meeting

      The Annual Shareholders' Meeting will be held on Tuesday, May 1, 2001 at 11 A.M. in the 11th floor Conference Center of Chase Manhattan Bank, 270 Park Avenue, New York, NY. Notice of the meeting and proxy statement are being mailed with this report to shareholders of record as of March 9, 2001.

Contents

      Financial Highlights .............................................       1
      Letter to Our Shareholders .......................................       2
      Business Areas
           Electronic Warfare ..........................................       6
           Weapons Integration .........................................       8
           Undersea Warfare ............................................      10
           Space Communications and Sensors ............................      12
           Antennas and Communication Electronics ......................      14
           C(3) - Command, Control and Communication ...................      16
           Precision Materials .........................................      18
           Information Technologies ....................................      20
           Technology for Tomorrow .....................................      22
      Directories
           Corporate Directory .........................................      24
           Board of Directors ..........................................      25
           Operations Directory ........................................      26
      Financials .......................................................      27

On the Cover

      The earth, at night, from space.

Shareholder Communications

      For information about EDO Corporation

      Investor Relations contact:

      Mr. William J. Frost
      212.716.2006, Fax 212.716.2050
      investor.relations@edocorp.com

      For information about EDO Products contact:

      Mr. Harvey N. Kreisberg
      212.716.2012, Fax 212.716.2051
      harvey.kreisberg@nycedo.com

      http://www.edocorp.com

      EDO is a trademark of EDO Corporation (C) EDO Corporation 2001

                                     [LOGO]
                                EDO corporation
                            GLOBAL TECHNOLOGY REACH

                       Stock Registrar and Transfer Agent

                   American Stock Transfer and Trust Company
                                 40 Wall Street
                               New York, NY 10005
                                  800.937.5449

                         Debenture Registrar & Trustee

                              Chase Manhattan Bank
                              450 West 33rd Street
                               New York, NY 10001
                                  212.820.5000

                          Certified Public Accountants

                               Ernst & Young LLP
                             395 North Service Road
                               Melville, NY 11747
                                  631.752.6100

                           Financial Public Relations

                           Neil G. Berkman Associates
                      1900 Avenue of the Stars, Suite 2850
                             Los Angeles, CA 90067
                                  310.277.5162

                                     [LOGO]
                                EDO corporation
                            GLOBAL TECHNOLOGY REACH

           60 East 42nd Street, Suite 5010, New York, NY 10165 USA o
                        212.716.2000 o Fax 212.716.2050

Forward-Looking Statement: This report contains statements that may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections about the Company's business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including the following: changes in demand for the Company's products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, difficulties encountered in the integration of acquired businesses and other risks discussed from time to time in the Company's Securities and Exchange Commission filings and reports. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions. Such forward-looking statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this report.

--------------------------------------------------------------------------------

      FINANCIAL Highlights
--------------------------------------

--------------------------------------------------------------------------------

                                                       2000           1999           1998
                                                     (in thousands, except per share amounts)
Operations
Net Sales from Continuing Operations:

      Defense                                       $ 147,045       $ 66,381       $ 53,785

      Communications and Space Products                25,026             --             --

      Engineered Materials                             34,751         31,555         27,618
      ------------------------------------------    ---------       --------       --------
      Total                                           206,822         97,936         81,403

Operating Earnings from Continuing Operations (a)       9,239          9,249         11,755

Net Interest Expense                                   (2,438)          (785)          (428)

Dividends on Preferred Shares (b)                        (881)        (1,000)        (1,063)

Net Earnings Available for Common Shares                  440          1,020          7,168

Plant and Equipment Expenditures                        3,861          4,032          3,133

Company Funded Research and Development Expense         5,371          2,748          2,382

Backlog of Unfilled Orders                            252,888        133,880        130,151

Shareholders' Equity                                   65,818         40,241         38,051

Average Common Shares                                   9,601          6,701          6,549

Per Common Share Data
   Basic Net Earnings (Loss):

      Continuing Operations                              0.05           0.76           1.42

      Discontinued Operations                              --          (0.61)         (0.33)
      ------------------------------------------    ---------       --------       --------
      Total Basic                                        0.05           0.15           1.09

Diluted Net Earnings                                     0.05           0.15           0.94

Cash Dividends                                           0.12           0.12          0.115

(a) In 2000, operating earnings reflect a charge for purchased in-process R&D and merger-related costs of $11,495

(b)   ESOP Convertible Cumulative Preferred Shares, Series A

--------------------------------------------------------------------------------

      Letter to Our Shareholders
--------------------------------------------

--------------------------------------------------------------------------------

[PHOTO OMITTED]

Neil A. Armstrong
Chairman of the Board

James M. Smith
President and
Chief Executive Officer

OVERVIEW OF 2000

      This is our first letter to you since EDO and AIL merged. Needless to say 2000 was an exciting year for us, a year we also believe was extremely successful. There is good news to report to you in virtually every facet of our business.

      The integration of the companies following the April 28, 2000 closing has gone exceptionally well. We are operating smoothly and with increasing efficiency. Our financial performance showed strong results in all major areas: sales, earnings, profit margin and backlog. We continued to perform well on existing programs and we won significant new programs in our core businesses.

      With our greater size, comes increased competitiveness and viability in all our businesses, both as a prime and as a valued first-tier supplier. Today, EDO is positioned with strong defense and commercial incumbencies. For tomorrow, we have mature new business opportunities along with the technology and business relationships to convert them to reality.

      Additionally, the greater reach of the company's expanded technologies enables business pursuits in previously unserved markets. With these new thrusts we expect increased internal growth. Growth potential through acquisition has also been enhanced. With our expanded spectrum of competencies and our solid financial performance as well as an in-place credit facility, the number and types of potential acquisition candidates increase significantly.

SUMMARY OF FINANCIALS

      Our sales for the year 2000 totaled $206.8 million, an increase of 111% over 1999, and net earnings available for common shares, before one-time merger-related costs, increased to $9.9 million, an increase of 89% compared to 1999. The backlog of unfilled orders at year-end was $252.9 million, compared to $133.9 million at the end of 1999. Excluding merger related costs and non-cash Employee Stock Ownership Plan expense, earnings before interest, taxes, depreciation and amortization (EBITDA) increased 132% to $33.7 million for 2000, from $14.5 million for 1999.

      The sales and backlog growth are attributed primarily to the EDO/AIL merger and reflect the AIL contributions from the first of May. This financial performance is indicative of the strength of our core businesses. This strength, along with our increased ability to obtain financing in the capital markets, should enable us to achieve our strategic objectives of top and bottom line growth through internal development and external acquisition.

MERGER ACTIVITIES

      The integration results have exceeded our expectations, and we are extremely optimistic about the future of our company.

      The merits of the EDO/AIL merger were obvious and we were determined to obtain the full advantage this combination offered. We were also fully aware that many mergers do not succeed because of inadequate planning and attention to relevant detail. We were determined to avoid those pitfalls.

      Subsequent to our signing the merger agreement, and prior to the closing, we organized integration teams staffed by senior management from both EDO and AIL. The teams worked diligently for three months to identify all of the issues and opportunities associated with the merger. The larger size of the new company coupled with the diversity of geographic locations, operating philosophies and processes offered a range of candidate improvements. Additionally, we retained the services of a nationally recognized management-consulting firm to assist us in evaluating the operations of both companies, for the purpose of extracting the maximum value from the combined company. This, coupled with our own expertise and experience, has produced the desired results. Opportunity for optimization was found in operating philosophy, organizational structure, footprint requirements, facility consolidation, communication technology, staffing requirements and global marketing representation.

      An important merger activity has been the consolidation of the multiple benefit plans offered to our staff. In particular, the merger of the two defined benefit plans, along with the 401(k)s and ESOPs have been addressed. Solutions have been developed which provide the employees and the company with competitive, cost-effective benefits going forward. Additionally, the ESOP provides a focus for the employees, emphasizing their role as owners sharing in the responsibility for the company's growth and prosperity.

      Although 2000 and 2001 are transition periods for fully implementing these actions, the operational benefits are already being realized, as can be seen from the results to date. We believe the full benefit of this optimization will be achieved in the 2002 time frame.

MAJOR EVENTS OF 2000

      We are particularly pleased with the performance of our continuing operations. Some of the many exciting events and accomplishments are highlighted below.

      During the year, a milestone in military aviation occurred with the first-ever launch of an Advanced Medium Range Air-to-Air Missile (AMRAAM) from an aircraft's internal weapons carriage bay. Using an EDO developed AMRAAM Vertical Ejection Launcher (AVEL), the missile was successfully launched from an F-22s weapons bay. We are extremely proud of our contribution to this milestone.

      In 2000, we received the first production awards for the AVEL. Current U.S. Air Force plans call for 339 F-22s to each receive six EDO AVELs. After production, the U.S. Air Force has planned a logistic support program in which EDO will be the repair depot for the AVEL. The company also received an award for BRU 46/47 bomb release units to support the U.S. Air Force's F-22 and F-15E aircraft. The BRU 46 will also be used on the F-16 for smart weapons carriage and release.

      The 200th Universal Exciter Upgrade (UEU) equipment was delivered to the U.S. Navy. The UEU, also known as the "Voice of the Prowler," is the source of all jamming waveforms for the

Sales in $ Millions

                              [BAR GRAPH OMITTED]

                           <<<PLOT POINTS TO COME>>>

Backlog in $ Millions

                              [BAR GRAPH OMITTED]

                           <<<PLOT POINTS TO COME>>>

--------------------------------------------------------------------------------

      Letter to Our Shareholders
--------------------------------------------

--------------------------------------------------------------------------------

RGD in $ Millions

                              [BAR GRAPH OMITTED]

                           <<<PLOT POINTS TO COME>>>

EBITDA in $ Millions

                              [BAR GRAPH OMITTED]

                           <<<PLOT POINTS TO COME>>>

EA-6B's AN/ALQ-99 Electronic Countermeasures System. Additionally, the U.S. Navy has awarded EDO a contract to provide logistics support to the UEU program. Comments from the Navy's EA-6B Electronic Warfare Fleet on the UEU's performance have been outstanding and fully support the U.S. Navy's plan to upgrade 480 Exciters.

      During 2000, EDO received a U.S. Air Force contract for continuing support work on the AN/ALQ-161A Electronic Countermeasures System for the B-1B bomber. The company has been the prime contractor for this defensive system equipment for 25 years. During the year, the U.S. Air Force announced plans to initiate a series of sole source hardware upgrades to the AN/ALQ-161A. These modifications, along with the expected continuation of software and logistic support, will enable the AN/ALQ-161A to remain effective for the life of the B-1B. The flight crews' positive experience with the AN/ALQ-161A in Kosovo has provided further support for these activities.

      We received the largest international sonar contract in the company's history. With this award, for an Active Low Frequency Towed Sonar, EDO is positioned to field one of the first systems designed to combat the shallow water submarine threat.

      The U.S. Navy awarded EDO multiple contracts for Wide Aperture Array hull-mounted sonar assemblies for use on the Seawolf and some Los Angeles Class submarines.

      In our Command, Control and Communication (C(3)) business, we delivered and integrated the first Norwegian Coast Guard Combat System at its Land Based Test Site in Bergen, Norway. Also, we continued delivery and life cycle support of our Ship-Shore-Ship Buffer/Data Handling and Display Systems to NATO countries.

      The first production lot awards for our surface mount electronic cards for the F/A-18E/F were received. These very high-functional density modules are baseline on every domestic and international F/A-18E/F.

      Our Ka-Band converters were launched aboard the Tracking Data and Relay Satellite (TDRS)-H and our signal power monitors were launched aboard the ANIK F-1 communication satellite. We received the first Ku-Band converter awards for the Japanese Communication Satellite (JCSAT) and additional signal power monitor awards for the ANIK F-2 and N-STAR communication satellites. Additionally, we completed a major electronics subsystem for a proprietary space customer.

      We received the second production award for our Circular Array Interferometer (CAI) antennas. These high performance ESM antennas will be installed on surface and sub-surface ships internationally. The first antenna deliveries for commercial air transports were accomplished under an 11-year contract signed with The Boeing Company in 1999. Overall bookings for the commercial aviation antenna business were the largest in the last five years. In the category of new antenna programs, we received a record level of awards in 2000.

      Our emerging IT business had a good year as well. The Computer Support Group received awards from seven new commercial customers including two marquee names.

LOOKING TO THE FUTURE

      We are confident that our company has positioned itself to achieve our strategic plan for growth.

      The markets we serve possess many significant opportunities for EDO. Much of our strength results from incumbency on premier platforms: B-1B, F-22 (planned to enter Low Rate

Initial Production in 2001), EA-6B, F-15 and F-16. All are expected to remain as priority programs for many years.

      The electronic warfare market is on the rise and is expected to reach an all-time high in 2005. EDO's strong 40-year heritage in electronic warfare should continue to provide the company with a sizeable niche in this marketplace.

      The market for our airborne weapons integration, including suspension and release equipment, should grow for the foreseeable future. We have established positions on the U.S. front-line platforms currently being produced or entering production. Also, as a direct result of 15 years of investment in weapon integration, we now enjoy the position of having our products on both of the teams competing for the Joint Strike Fighter program.

      A continuation of growth in the Fiber Optic (F/O) communication market is anticipated, and we have introduced new ultra-miniature electronics products to address this trend. A major manufacturer of F/O communication systems completed design integration testing of EDO's units, and qualification of these products is expected in 2001.

      Later this year, in the remote sensing market, there will be a program down-select for the Conical Microwave Imager Sounder (CMIS) for the U.S. Government's next-generation weather satellite, the National Polar Orbiting Environmental Sensing System (NPOESS). EDO is a member of one of the two competing teams. If our team is successful, EDO will supply the CMIS electronics payload for the program.

      Beyond the current positions which EDO enjoys, our strategic plan includes both internal growth as well as growth through acquisitions. The implementation of our growth strategy takes full advantage of the expanded reach of our technologies and richness of platform incumbencies.

      Our internal growth strategy is driven by uninterrupted investments in our core technologies. Even after the cold war ended, we continued to invest in new products and technologies. Many of those investments are now completed and the resulting products and programs are transitioning to production. However, we continue to retain a long-term focus and will make the prudent investments to keep EDO as a leading supplier of technology worldwide.

      Our external growth strategy is based on the acquisition of companies that are prime or first-line suppliers of products which are critical to our customers' success. The benefits offered by a successful acquisition candidate must be greater than simple top or bottom line addition. The candidate's products and capabilities must be synergistic with and capable of accelerating our strategic thrusts. The expanded reach of our technology has increased the number of acquisition candidates that meet our criteria.

IN CONCLUSION

      Our sound performance in 2000 has been based on enduring incumbency positions. The remaining lifetime of these high priority programs extends far into the future. When the "legs" of these programs are coupled with the diversity of our products, near-term strategic objectives become very achievable. In the longer view, the strength of our current position gives us the ability to focus our global technology reach on developing opportunities worldwide. This advantage is expected to result in new levels of corporate growth and long-term profitability.

      A special thanks to all the members of the EDO team, who through their dedication and efforts, made 2000 a successful year.

      Finally, we would like to thank our long-term shareholders for their confidence and support. We extend a welcome to the new shareholders who have joined us in the past year.


                                                           /s/ Neil A. Armstrong
                                        Neil A. Armstrong, Chairman of the Board


                                                              /s/ James M. Smith
                                               James M. Smith, President and CEO

". . . We continue to receive outstanding reports about the UEU's performance in the fleet, and those reports say a great deal about your efforts to provide quality products to support our fleet aviators and maintainers . . ."

                                                          Captain John Scheffler
                                                                       U.S. Navy

                                [GRAPHIC OMITTED]

                                [PHOTO OMITTED]

During the past year, while in full production, we delivered the 200th Universal Exciter Upgrade (UEU), advanced jamming signal generator.

                                                          AN/ALQ-99 Receiver and
                                                       Universal Exciter for the
                                                                 U.S. Navy EA-6B

                                [PHOTO OMITTED]

      Today, as for the last 30+ years, we continue to support the EDO designed AN/ALQ-99 receiver system on the EA-6B Support Jammer aircraft. During the 1980s EDO supplied over 579 Universal Exciters which are carried in the under wing pods of the EA-6B. Currently we are producing the Universal Exciter Upgrade
(UEU) which incorporates the latest digital waveform technologies. The UEU's outstanding operational performance ratings fully support the U.S. Navy's plans to upgrade 480 Universal Exciters.

                                                      Field Test Simulator (FTS)
                                                           EW Flight Line Tester

                                [PHOTO OMITTED]

      For over 30 years we have provided flight line support and equipment for EW aircraft. This heritage, combined with our design skills, produced the FTS concept. During 2000, the FTS has attracted attention worldwide and has enjoyed sales to EW customers both domestically and internationally. Its portability and excellent functionality provide flight line crews with a significant increase in preflight checkout capability at an affordable price.

                                                    AN/ALQ-161A Defensive System
                                                     for the U.S. Air Force B-1B

                                [PHOTO OMITTED]

      Since the 1980s, we have provided the U.S. Air Force's B-1B with software upgrades, engineering and logistic support for the 100+ deployed AN/ALQ-161A defensive avionics systems. Recently the U.S. Air Force announced plans to initiate a series of sole source upgrades to this EDO-designed system. These modifications, along with the expected continuation of software and logistic support, enable the AN/ALQ-161A to remain effective for the life of the B-1B.

                               Electronic Warfare

   Five decades of EW heritage, operational experience gained during every major
        U.S. conflict, and strong platform incumbencies, yielded sound financial performance in 2000 and an excellent position for tomorrow.


                                    EDO Corporation GLOBAL TECHNOLOGY REACH    7

". . . With the successful launch of the first AMRAAM from the F-22 in October 2000, EDO continued its significant contribution to America's new air superiority fighter . . ."

                                                              Robert S. Rearden,
                                                             F-22 Vice-President
                                                            and General Manager,
                                                                 Lockheed Martin

                               [GRAPHIC OMITTED]

                                [PHOTO OMITTED]

      The AMRAAM Vertical Ejection Launcher (AVEL), designated LAU-142/A, was specifically designed to maximize the F-22 Raptor's capability to carry and launch six Raytheon AIM-120C AMRAAM missiles, while continuing to protect the Raptor's stealth characteristics. In 2000, we received the AVEL Lot I production award.

      First ever launch of an advanced medium range air-to-air missile (AMRAAM) from an aircraft's internal weapons carriage bay.

      Over the next 14 years, we anticipate supplying over 2,000 AVELS that are required by the U.S. Air Force. Current efforts to provide pneumatic ejectors and launchers for the Joint Strike Fighter and for the new generation of small smart bombs owe much to the work that we did on the F-22.

                                                   Recent Awards Ensure that the
                                                  BRU 46/47 Production Continues

                                [PHOTO OMITTED]

      With over 5,000 produced to date, the BRU 46/47 is among the most prolific aircraft stores carriage units in the world's military inventory. Awards in 2000 for the BRU 46/47 Suspension and Release Equipment ensure that production will continue for the foreseeable future. These awards, won competitively, verify the success of our prior cost savings initiatives.

                                                         BRU 57 Smart Bomb Racks
                                                    Double an F-16s Smart Weapon
                                                             Carrying Capability

                                [PHOTO OMITTED]

      In 2000, we received a BRU 57 award for the U.S. Air Force F-16 Lot 2 Production. Follow-on awards are expected for Lot 3 and beyond. With its versatility in carrying older, current, and new-generation smart weapons, the BRU 57 has generated interest for use on U.S. Air Force A-10s, F-22s, JSFs, and multiple international fighters.

                              Weapons Integration

  Nearly 40 years of experience in suspension and release equipment development, a worldwide base of 14,000 systems, and demonstrated technology for the next generation of aircraft, have produced an enviable position for the future.


                                    EDO Corporation GLOBAL TECHNOLOGY REACH    9

"He who commands the sea has command of everything"

                                                                    Themistocles
                                                         Athenian Politician and
                                                                Naval Strategist
                                                                        c 500 BC

                                [GRAPHIC OMITTED]

                                [PHOTO OMITTED]

We won the largest international sonar contract in EDO's history, which introduces the most advanced technology available to counter the shallow water submarine threat. The towed body is relatively compact at under eight feet in length.

                                                             Transducers for the
                                                       Wide Aperture Array Sonar

                                [PHOTO OMITTED]

      In 2000, we received the initial production order for hydrophone stave assemblies for the Wide Aperture Array hull-mounted sonar.

      Additionally, we received an award from the U.S. Navy to develop and produce a new depth sounding system (AN/BQN-17).

      Both awards will result in EDO supplying equipment for U.S. attack submarines.

      In 2000, we introduced the first model 997 Sonar System and successfully completed both harbor and sea tests for a South American navy.

                                                             MK105 Airborne Mine
                                                          Countermeasures System

                                [PHOTO OMITTED]

      The MK105 is the primary airborne magnetic influence minesweeping capability of the U.S. and Japanese forces. Under contract to the U.S. Navy, we completed three MK105 Mod 4 systems during 2000. Two systems were delivered to the U.S. Navy while one was shipped in-place. An award for two additional MK105 Mod 4 Kits was received during the year. Performance, reliability and maintenance capabilities are all improved in the Mod 4 design.

                                Undersea Warfare

Our long heritage in undersea warfare began with the development of the AN/BQR-4
    Sonar in the late 1940s. Today with over 100 Undersea Warfare sensor systems installed worldwide our experience is based on operational, not laboratory results. This heritage combined with our Commercial Off The Shelf (COTS) experience, provides cost-effective capabilities for combating 21st century undersea threats.


                                   EDO Corporation GLOBAL TECHNOLOGY REACH    11

"In meeting NASA's imperative of working at the cutting edge, we depend more each day on the use of advanced technologies to enable the performance of our missions."

                                                                Daniel S. Golden
                                                                   Administrator
                                                                            NASA

                                [GRAPHIC OMITTED]

                                [PHOTO OMITTED]

Our 17,000 sq. ft. cleanroom facility contains the modern capabilities for manufacturing and testing advanced ultra-miniature electronics.

Communications

      In November 2000, EDO Power Monitors were launched aboard the ANIK-F1 communication satellite. During 2000, we received contracts for additional power monitors for the ANIK-F2 program and the NSTAR-C, Japan's Mobile Communication Satellite Program.

      During the year our Ka-Band up/down converters were launched as part of the Tracking Data Relay Satellite (TDRS)-H Program.

                                                           Ku-Band Communication
                                                            Converter Production

                                [PHOTO OMITTED]

      2000 saw the introduction of our Ku-Band Communication Converter product line. Under a multi-year agreement with a major satellite manufacturer, we received the first production order for high-performance Ku-Ku Converters.

Remote Sensing Electronics

      As part of the U.S. Navy's GEOSAT Follow-on Program, EDO's receivers are providing precision on-orbit measurements used for calibration of critical mission parameters. These and other on-orbit receivers provide the credentials and experience for the next generation of remote sensing equipment.

                                            Manufacture of Eight Layer Multichip
                                                      Module Digital Synthesizer

                                [PHOTO OMITTED]

Customer Proprietary Program

      In 2000, as we have for nearly four decades, we continued our long history of supplying systems and subsystems to a proprietary customer. We completed the engineering development phase of a high-performance subsystem in 2000. The first equipment was successfully tested, and is undergoing customer-requested modifications.

                        Space Communications and Sensors

In 2000, we continued our extensive tradition of supplying miniature electronics for communication and remote sensing applications in space. This heritage dates to 1957 when EDO received its first space contract.

                                   EDO Corporation GLOBAL TECHNOLOGY REACH    13

"We have found EDO to be very solution driven, agile, competitive and pragmatic."

                                                                     Jeremy Cook
                                                       GPS Business Area Manager
                                                        Raytheon Systems Limited

                                [GRAPHIC OMITTED]

                                [PHOTO OMITTED]

The demand for commercial airliners and, therefore, a major market for our commercial antenna products is expected to remain strong for the foreseeable future.

                                                   Nosecone Antenna for Embedded
                                                                Training Systems

                                [PHOTO OMITTED]

      During the year, our nosecones were successfully tested as part of the Joint Tactical Combat Training System (JTCTS) program. This experience led to an award from a new customer for engineering development and production of new Aircraft Combat Maneuvering Information (ACMI) Nosecone for embedded crew training. This award solidified our relationship with an international customer who is a dominant supplier in this growing market.

                                             Circular Array Interferometer (CAI)
                                                             in Anechoic Chamber

                                [PHOTO OMITTED]

      In 2000, a second production award was received for CAI antennas to be used on low-observable combat ships and submarines. Key to this award was our alliance formed in 1998 with a leading ESM and ELINT supplier to the international community.

                                              Clear Communication is Possible in
                                               Spectrally Cluttered Environments
                                                        with EDO's Communication
                                                        Enhancement Electronics.

                                [PHOTO OMITTED]

      For the past four decades, EDO's American Nucleonics Corporation (ANC) has delivered cancellers for commercial and government use worldwide. Cancellers permit clear communication in hostile electromagnetic environments. In 2000, we completed delivery of an interference canceller that restores normal operation of sensitive station calibration for the FAA. Additionally, we received a production award from the U.S. Air Force for Satellite Link Enhancement equipment and we received the first production award for the CV-22 Interference Cancellation System.

                           Antennas and Communication
                                  Electronics

     The hallmarks of our success are over 75 years combined Antenna experience, numerous worldwide relationships and in excess of two million antennas and three-thousand cancellers delivered.


                                   EDO Corporation GLOBAL TECHNOLOGY REACH    15

Our C(3) Systems provide the battle commander with an integrated perspective and management of the situation awareness, navigation and communication functions.

                                [GRAPHIC OMITTED]

                                [PHOTO OMITTED]

In 2000, we delivered and integrated the first Norwegian Coast Guard Combat System at the Land Based Test Site in Bergen, Norway.

                                                        Tracking and Situational
                                                                 Display Systems

                                [PHOTO OMITTED]

      During 2000, we continued delivery and life cycle support of our Ship-Shore-Ship Buffer/Data Handling and Display Systems. These systems permit integrated management of the overall combat situation. To date, EDO systems are located in Norway, Denmark, Greece and Turkey. This equipment is fully NATO-certified and we anticipate awards from additional NATO countries in the future.

                                                   Tactical Real-Time Data Links
                                                          are Deployed Worldwide

                                [PHOTO OMITTED]

      During the year, 34 Mission Data Link systems were delivered to the U.S. Navy. These systems are being installed on MH-53 helicopters to provide enhanced command and control capabilities for airborne mine countermeasures operations. Additionally during 2000, we delivered a Mission Data Link to a MidEast nation. This equipment is used for airborne mine countermeasures and is being deployed onboard MH-53 helicopters as well.

                             C(3) - Command, Control
                               and Communication

   Our rich heritage and our Commercial Off The Shelf (COTS) technology combined with our recent successes have established EDO as a prime, low-cost niche supplier of custom Integrated C(3) Combat Systems.

                                   EDO Corporation GLOBAL TECHNOLOGY REACH    17

"All things excellent are as difficult as they are rare."

                                                                Benedict Spinoza
                                                        16th Century Philosopher

                                [GRAPHIC OMITTED]

                                [PHOTO OMITTED]

Complex aerospace structures made from composite materials and requiring an exactness in fabrication are a core competency. In 2000, EDO provided advanced composite structures for the Unmanned Combat Air Vehicle (UCAV) wing leading edge.

                                                         Creating Ceramic Shapes

                                [PHOTO OMITTED]

      High pressure is used to form our sonic and ultrasonic devices. We serve the wireless industry with ceramic and ferrite devices and we manufacture a comprehensive selection of standard and custom low-loss magnetic, dielectric and temperature compensated dielectric ceramics.

      In 2000, our piezoelectric motor was selected by Design News as one of the best seven products of the year.

                                                Over 10,000 Vacuum Holding Tanks
                                                       have been Produced by EDO
                                                                 Since the 1970s

                                [PHOTO OMITTED]

      During 2000, we continued production of holding tanks for Boeing commercial aircraft.

      In recognition of our strong precision composite capabilities, we were selected to enter into a joint development agreement with BP's Vastar Resources, for a 230-foot long Composite Buoyancy Module.

      We take great pride in our receipt of a Letter of Merit from Boeing Phantom Works for our contribution to their UCAV program.

                              Precision Materials

For over 50 years, EDO has developed highly-engineered materials for governments and commerce worldwide. Today, EDO is a supplier of ceramic, ferrite, and piezoelectric materials along with advanced composites for the aircraft, communication, navigation, chemical, petrochemical, paper and oil industries, and for infrastructure and military applications.


                                   EDO Corporation GLOBAL TECHNOLOGY REACH    19

"Information is the oxygen of the modern age."

                                                                   Ronald Reagan
                                                                  40th President
                                                            of the United States

                                [GRAPHIC OMITTED]

                                [PHOTO OMITTED]

We have become a recognized supplier of Information Technology solutions for the military and for carefully selected commercial markets.

                                                      The Merging of IT Products
                                                  with Implementation Techniques
                                                             of Military Systems

                                [PHOTO OMITTED]

      Under contract to the U.S. Navy we are developing broad web-enabled knowledge access for the Acquisition Center for Excellence, and we are providing Operational and IT support to the U.S. Navy's concepts for its new organic mine warfare initiatives. Under contracts with the U.S. Marine Corps, we are developing tactics and techniques databases, and providing IT and operational support to the concept development of Marine Operations in Urban Terrain (MOUT).

                                                   Document Conversion, Computer
                                                   Support, and Logistic Support

                                [PHOTO OMITTED]

      Since 1994, EDO has been providing Commercial Computer Help Desk Support, with substantial annual revenue growth experienced in the last two years. In 2000, we received awards from seven new commercial customers, including two marquee names. Additionally, we delivered a Document Conversion and Management System to the U.S. Air Force and received a contract to replace the existing systems at three U.S. Air Force Air Logistics Centers with our Telelogistics(TM) database processing.

                            Information Technologies

 EDO sees information technology competence as critical to success and growth in both the service and systems segments of the worldwide defense marketplace.

                                   EDO Corporation GLOBAL TECHNOLOGY REACH    21

Our internal growth strategy is driven by uninterrupted investments in our core technologies.

                             Technology for Tomorrow

Joint Strike Fighter - JSF

      Thanks to our 15 years of investment in fighter aircraft weapon integration, EDO is a member of both teams competing for this next generation multi-service platform.

      Our technology has positioned us to supply all future U.S. Air Force and U.S. Navy Bomb Racks.

Conical Microwave Imaging Sounder - CMIS

      Under a competitively won risk mitigation contract from the U.S. Government and as a member of the Ball Aerospace team, EDO is competing for the Conical Microwave Imaging Sounder (CMIS) payload development and production.

Electronic Attack and Support Jamming

      We will continue to invest in our heritage of Electronic Attack and Support Jamming systems.

      35 years of support jamming experience has provided the forward looking insight which enabled significant contributions to the U.S. Government's Assessment of Alternatives (AOA) effort determining the next generation Support Jammer.

Joint Strike Fighter
(JSF)

                                [PHOTO OMITTED]

Conical Microwave
Imaging Sounder (CMIS)

                                [PHOTO OMITTED]

Electronic Attack
and Support Jamming

                                [PHOTO OMITTED]

                                [GRAPHIC OMITTED]

GPS Guidance

      As the use of GPS guidance for precision weapons proliferates, the demand for clear communication of this vital information is expected to increase.

      During 2000, we completed the development of a system which permits clear communication of GPS navigation information to smart weapons, UAVs and manned aircraft when they are operating in hostile electromagnetic environments.

Weapon Integration Systems

      We have developed weapon integration systems for multiple weapons carriage on the F-18 and for the carriage of small smart weapons. Both technologies are applicable to new and existing aircraft worldwide.

High-Functionality Structures

      Technology advancements have enabled EDO to develop high-functionality structures which are cost-effective for military and commercial aerospace platforms. This combination of technologies addresses airframe manufacturers' outsourcing trends.

Microwave Electronics for Fiber Optic Communication

      We are developing the technology that increases the capacity of Fiber Optic (F/O) systems.

      Our units have completed design integration testing for both today's G2 and tomorrow's G3 applications with a major F/O communication supplier. Qualification of the products is expected in 2001.

GPS
Guidance

                                [PHOTO OMITTED]

Weapon Integration Systems

                                [PHOTO OMITTED]

High-Functionality
Structures

                                [PHOTO OMITTED]

Microwave
Electronics for
Fiber Obtic
Communication

                                [PHOTO OMITTED]

--------------------------------------------------------------------------------

      CORPORATE Directory
-------------------------------------

--------------------------------------------------------------------------------

[PHOTO OMITTED]

James M. Smith
President and Chief Executive Officer

[PHOTO OMITTED]

Left to Right:
      Harvey N. Kreisberg, Vice President-Corporate Development
      Effie Pavlou, Controller
      William J. Frost, Vice President-Administration
      Darrell L. Reed, Vice President-Finance, Treasurer and CFO
      Marvin D. Genzer, Vice President, General Counsel and Secretary

Seated:
      Ira Kaplan, Executive Vice President and COO

[PHOTO OMITTED]               [PHOTO OMITTED]               [PHOTO OMITTED]

Edward A. Zebrowski           Jon A. Anderson               Patricia D. Comiskey
Vice President                Director                      Director
Washington Operations         Government Relations          Human Resources

--------------------------------------------------------------------------------

      BOARD OF DIRECTORS
------------------------------------

--------------------------------------------------------------------------------

[PHOTO OMITTED]

Neil A. Armstrong
Chairman of the Board

--------------------------------------------------------------------------------
For your many years of service, from your first EDO position as Chief Engineer in 1963, to Chairman of the Board beginning in 1997, and for your contributions to EDO's success, all of EDO thanks you.

                                [PHOTO OMITTED]

                               Frank A. Fariello
                              Former EDO Chairman
                                    and CEO
--------------------------------------------------------------------------------

                                [PHOTO OMITTED]

Left to Right: Robert Alvine
               Chairman, President and CEO
               I-Ten Management Corp.

               George M. Ball
               Chairman
               Philpott, Ball & Werner

               Robert E. Allen
               Managing Director
               Redding Consultants, Inc.

Seated:        George A. Strutz, Jr.
               President and CEO
               Strutz and Company Inc.

                                [PHOTO OMITTED]

Left to Right: Robert M. Hanisee
               Managing Director
               Trust Company of the West

               Michael J. Hegarty
               President and CEO
               Flushing Financial Corporation

               Ronald L. Leach
               Former Eaton Vice President, Accounting

Seated:        Mellon C. Baird
               Senior Vice President
               Titan Corp.

 James M. Smith, President and CEO, is also a member of the Board of Directors

--------------------------------------------------------------------------------

      OPERATIONS Directory
--------------------------------------

--------------------------------------------------------------------------------

                                [PHOTO OMITTED]

George P. Fox
Group Vice President
    Electronic Systems
    455 Commack Road
    Deer Park, NY 11729
    631.595.3310, Fax 631.595.5366
    george.fox@dp.ail.com

American Nucleonics Corporation - ANC
    696 Hampshire Road
    Westlake Village, CA 91359

    Barry Fitzgerald, President
        805.496.2405, Fax 805.379.2392
        bfitzgerald@anc.com

Antenna Products and Technologies
    455 Commack Road
    Deer Park, NY 11729

    Peter J. McVeigh, General Manager
        631.595.6714, Fax 631.595.6814
        peter.mcveigh@dp.ail.com

Defense Programs and Technologies
    455 Commack Road
    Deer Park, NY 11729

    Eduardo F. Palacio, General Manager
        631.595.3807, Fax 631.595.5366
        eduardo.palacio@dp.ail.com

Space and Communication Products
    455 Commack Road
    Deer Park, NY 11729

    Robert J. Lukachinski, General Manager
        631.595.6682, Fax 631.595.6988
        robert.lukachinski@dp.ail.com

                                [PHOTO OMITTED]

Frank Otto
Group Vice President
    Integrated Systems and Structures
    1500 New Horizons Blvd,
    N. Amityville, NY 11701
    631.630.4000, Fax 631.630.4222
    fotto@edony.com

Marine & Aircraft Systems
    1500 New Horizons Blvd.
    N. Amityville, NY 11701

    Joseph Cangelosi, General Manager
        631.630.4031, Fax 631.630.4032
        jcangelosi@edony.com

M. Tech
    1458 County Line Road, Building H,
    Huntingdon Valley, PA 19006

    Maureen Koerwer, Operations Manager
        215.322.3057, Fax 215.322.1870
        mkoerwer@edomtech.com

Fiber Science
    506 N. Billy Mitchell Road
    Salt Lake City, UT 84116

    Michael Therson, General Manager
        801.537.1800, Fax 801.363.9554
        mtherson@edofiber.com

Specialty Plastics
    15915 Perkins Road
    Baton Rouge, LA 70810

    Michael Therson, General Manager
        801.537.1800, Fax 801.363.9554
        mtherson@edofiber.com

                                [PHOTO OMITTED]

Milo Hyde
Group Vice President
    Systems and Analysis
    1801-E Sara Drive
    Chesapeake, VA 23320
    757.424.1004, Fax 757.424.7706
    m_hyde@edocombat.com

Combat Systems
    1801-E Sara Drive
    Chesapeake, VA 23320

    Jim Brunelle, General Manager
        757.424.1004, Fax 757.424.1602
        j_brunelle@edocombat.com

Electro-Ceramic Products
    2645 South 300 West
    Salt Lake City, UT 84115

    Gary Springfield, General Manager
        801.486.7481, Fax 801.484.3301
        gaspri@edoceramic.com

Technical Services Operations
    254 East Avenue K-4
    Lancaster, CA 93535

    Lawrence Schwartz, General Manager
        661.723.3886, Fax 661.949.7003
        lschwartz@ailtso.com

Technology Services & Analysis
    7600 Leesburg Pike, West Building,
    Falls Church, VA 22043

    Julius Caesar, General Manager
        703.714.1895, Fax 703.714.1800
        jcaesar@edo-tsa.com

SELECTED FINANCIAL DATA
EDO CORPORATION AND SUBSIDIARIES
(NOT COVERED BY INDEPENDENT AUDITORS' REPORTS)

---------------------------------------------------------------------------------------------------------------
                                         2000            1999            1998            1997            1996
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
---------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales from continuing operations:
  Defense                              $147,045        $ 66,381        $ 53,785        $ 43,807        $ 38,240
  Communications and Space Products      25,026               -               -               -               -
  Engineered Materials                   34,751          31,555          27,618          29,901          30,476
---------------------------------------------------------------------------------------------------------------
  Total                                 206,822          97,936          81,403          73,708          68,716
---------------------------------------------------------------------------------------------------------------
Operating earnings (loss) from
  continuing operations:(a)
  Defense                                17,457           7,012           5,966           3,910           5,397
  Communications and Space Products     (11,516)              -               -               -               -
  Engineered Materials                    3,298           2,237           3,589           1,159           2,223
  Litigation settlement income                -               -           2,200           2,900               -
  Postretirement health care
    curtailment gain                          -               -               -               -           7,120
---------------------------------------------------------------------------------------------------------------
  Total                                   9,239           9,249          11,755           7,969          14,740
---------------------------------------------------------------------------------------------------------------
Net interest expense                     (2,438)           (785)           (428)           (459)           (766)
Other (expense) income, net                (216)            230            (100)            (50)            (66)
---------------------------------------------------------------------------------------------------------------
Earnings before income taxes              6,585           8,694          11,227           7,460          13,908
Provision for income taxes                5,264           2,610             880               -               -
---------------------------------------------------------------------------------------------------------------
Earnings (loss) from:
  Continuing operations                   1,321           6,084          10,347           7,460          13,908
  Discontinued operations                     -          (4,064)         (2,116)           (433)         (9,477)
---------------------------------------------------------------------------------------------------------------
Net earnings                              1,321           2,020           8,231           7,027           4,431
Dividends on preferred shares(b)            881           1,000           1,063           1,127           1,179
---------------------------------------------------------------------------------------------------------------
Net earnings available for common
  shares                               $    440           1,020           7,168           5,900           3,252
---------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
Basic net earnings (loss):
  Continuing operations                $   0.05            0.76            1.42            1.01            2.13
  Discontinued operations              $      -           (0.61)          (0.33)          (0.07)          (1.59)
---------------------------------------------------------------------------------------------------------------
  Total                                $   0.05            0.15            1.09            0.94            0.54
---------------------------------------------------------------------------------------------------------------
Diluted net earnings                   $   0.05            0.15            0.94            0.81            0.46
Cash dividends                         $   0.12            0.12           0.115            0.10               -
OTHER INFORMATION
Working capital                        $ 37,552          35,110          32,674          31,599          26,671
Depreciation and amortization of
  fixed assets                         $  7,740           2,572           2,004           2,210           2,113
Plant and equipment expenditures       $  3,861           4,032           3,133           1,903             903
Total assets                           $214,254         124,491         124,630         107,556          90,801
Long-term debt                         $ 37,800          26,250          28,000          29,317          29,317
ESOT loan obligation                   $  5,781           7,429           8,955          10,368          11,676
Shareholders' equity                   $ 65,818          40,241          38,051          28,135          19,823
Backlog of unfilled orders             $252,888         133,880         130,151          93,028          77,296
---------------------------------------------------------------------------------------------------------------

a. In 2000, operating earnings reflect a write-off of purchased in-process research and development and merger-related costs of $11,495, of which $3,342 is in the Defense segment, $7,595 is in the Communications and Space Products segment, and $558 is in the Engineered Materials segment. In 1997, operating earnings reflect a $2.0 million charge in the Engineered Materials segment for the consolidation and discontinuance of an acoustic products product line.

b. ESOP Convertible Cumulative Preferred Shares, Series A (hereinafter referred to as "preferred shares")

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

EDO is a supplier of highly engineered products for governments and industry worldwide. The Company's advanced electronic, electromechanical and information systems and engineered materials are products, the vast majority of which are critical to the mission success of its customers. The Company has three reporting segments: Defense, which represents 71% of the Company's net sales, Communications and Space Products, which represents 12% of the Company's net sales, and Engineered Materials, which represents 17% of the Company's net sales.
    The Defense segment provides integrated defense systems and components including radar countermeasure systems, aircraft weapons storage and release systems, airborne mine countermeasure systems, remote sensors, information technology, and support systems and services for military forces and governments worldwide. The Communications and Space Products segment addresses the remote sensing, communication, and navigation industries and produces ultra-miniature electronics and a broad line of antennas. The Engineered Materials segment supplies piezoelectric ceramics and advanced composites for the communication, navigation, chemical, petrochemical, paper and oil industries for the commercial infrastructure and military markets.
    During 1999, the Company announced its intention to sell its satellite products business (Barnes Engineering Company), and in January 2000 the Company completed the sale of this business (see Note 3 to the Consolidated Financial Statements). Accordingly, the consolidated financial statements of the Company treat the satellite products business as a discontinued operation. Revenues, costs and expenses, assets and liabilities, cash flows and backlog associated with the satellite products business have been excluded from the respective captions in the consolidated financial statements and discussion below.

MERGER WITH AIL TECHNOLOGIES INC.
In January 2000, the Company announced that its Board of Directors approved the merger (the "EDO-AIL merger") of a wholly-owned subsidiary of the Company with AIL Technologies Inc. (AIL). The merger, which was completed on April 28, 2000, was accounted for as a purchase and is included in the Company's results of operations from that date. The results of operations for the periods presented are materially affected by the timing of this merger.
    Under the merger agreement and share purchase agreements with certain AIL shareholders, all of the outstanding common and preferred shares of AIL were exchanged or purchased for 6,553,194 newly-issued EDO common shares valued at $39.4 million and a cash payment aggregating $13.3 million. The merged company also assumed AIL debt of $29.7 million. Of the newly-issued shares, 5.3 million were held in trust by AIL's Employee Stock Ownership Plan (AIL ESOP).
    The AIL ESOP was EDO's largest shareholder holding approximately 39% of EDO's outstanding common shares. The AIL ESOP is designed to satisfy the requirements of a qualified pension plan under the Internal Revenue Code while giving each eligible employee an ownership interest in the Company. As of January 1, 2001 the AIL ESOP and the existing EDO ESOP were merged into a single plan. As of March 8, 2001 the existing preferred shares in the EDO ESOP were converted into approximately 1.1 million common shares. The merged ESOP holds approximately 45% of EDO's outstanding common shares.

ACQUISITION HISTORY
In November 1999, the Company acquired the outstanding stock of M. Technologies Inc., an integrator of aircraft weapons and avionics systems, for $3 million in cash paid at closing and $1.5 million to be paid in equal annual installments over three years. The first payment of $0.5 million was made in November 2000.
    In July 1998, the Company acquired substantially all of the assets of the Technology Services Group of Global Associates, Ltd. for $4.2 million in cash. This group was a technical services provider to various agencies of the U.S. Department of Defense.
    In December 1998, the Company acquired all of the outstanding stock of Specialty Plastics, Inc., a manufacturer and installer of lightweight fiber composite pipe, for a $5.5 million note which was paid in January 1999.
    In December 1998, the Company acquired substantially all of the assets of Zenix Products Inc., a manufacturer of ferrite and dielectric ceramics, for $0.7 million in cash plus a royalty of five percent of future sales up to a maximum of $1.2 million.

    All of these acquisitions have been accounted for as purchase business combinations and are included in the Company's results of operations from their respective acquisition dates. The results of operations for the periods presented are not materially affected by the timing of these acquisitions.

FINANCIAL HIGHLIGHTS
For 2000, net earnings from continuing operations available for common shares were $0.4 million, or $0.05 per diluted share. These results include the write-off of $6.7 million of purchased in-process research and development and other merger-related costs of $4.8 million. Excluding these items, net earnings available for common shares would have been $9.9 million or $0.93 per diluted share.
    Net sales for the year increased 111% to $206.8 million from $97.9 million for 1999, reflecting the EDO-AIL merger which contributed $92.3 million in sales and the acquisition of M. Technologies in November 1999 which contributed $5.4 million in sales as well as increases in sales of airborne mine counter-measures systems, aircraft stores suspension and release equipment, integrated combat systems, electro-ceramic products and technology services.

RESULTS OF CONTINUING OPERATIONS
2000 COMPARED TO 1999
Net sales from continuing operations for 2000 increased to $206.8 million from $97.9 million reported in 1999. This increase is comprised of sales growth of $80.7 million for the Defense segment, $25.0 million for the Communications and Space Products segment, and $3.2 million for the Engineered Materials segment. The sales growth attributable to the EDO-AIL merger is $67.3 million in the Defense segment and $25.0 million in the Communications and Space Products segment. The sales growth attributable to the M. Technologies, Inc. acquisition is $5.4 million in the Defense segment. In addition, sales increases were recorded in airborne mine countermeasure systems, aircraft stores suspension and release equipment, integrated combat systems, technology services, and electro-ceramic products.
    Operating earnings from continuing operations for 2000 (before considering one-time EDO-AIL merger related costs of $11.5 million) increased to $20.7 million or 10.0% of net sales from $9.2 million or 9.4% of net sales for the same period of 1999, of which $4.8 million resulted from the EDO-AIL merger. One-time costs related to the EDO-AIL merger include $6.7 million associated with the write-off of purchased in-process research and development and $4.8 million of other merger-related costs. Operating earnings in the Defense segment were $17.5 million in 2000, compared to $7.0 million in 1999. The growth is attributable to the EDO-AIL merger, $9.1 million, and increased earnings in airborne mine countermeasures systems. Operating earnings in the Communications and Space Products segment were a loss of $11.5 million, all from the EDO-AIL merger, principally associated with research and development activity including the write off of in-process research and development described below. Operating earnings in the Engineered Materials segment were $3.3 million as compared to $2.2 million in 1999 resulting from increased sales of electro-ceramics and advanced fiber composite structural products. For the year, net earnings from continuing operations available for common shares were $0.4 million or diluted earnings per common share of $0.05. This compares to net earnings from continuing operations available for common shares of $5.1 million or diluted earnings per common share of $0.65 in 1999 reflecting the above changes and the differential in income taxes described below.
    Selling, general and administrative expenses in 2000 were $29.2 million compared with $13.6 million in 1999. The increase is attributable to the selling, general and administrative expenses of AIL Technologies, Inc. At approximately 14.1% of sales for 2000, the level of expenses is consistent with 1999.
    Interest expense net of interest income increased $1.6 million to $2.4 million in 2000 from $0.8 million for 1999 principally due to the borrowings made under the credit facility of AIL Technologies, Inc. in existence at the time of the EDO-AIL merger.
    The income tax provision for 2000 reflects the Company's effective income tax rate for 2000 of 79.9%, compared to 30% in 1999. The increased effective income tax rate is principally due to the write-off of $6.7 million of purchased in-process research and development in the quarter ended July 1, 2000, which is not deductible for income tax purposes, and other non-deductible items associated with the EDO-AIL merger.
    Company-sponsored research and development expenditures of $5.4 million in 2000 were $2.7 million greater than the $2.7 million in 1999. The increase is attributable to expenditures at AIL Technologies, Inc. primarily associated with development of the Ku-Ku Band Down Converter discussed under In-Process Research and Development below.

IN-PROCESS RESEARCH AND DEVELOPMENT
The acquired in-process research and development ("IPR&D") relates to a project that had not reached technological feasibility and had no alternative future uses, and thus, the amounts allocated to such project were expensed as of the date of the EDO-AIL merger. The development project related to a generic satellite subsystem called a Ku-Ku Band Down Converter for the fixed satellite service market. The converter represents a single channel providing signal conversion from uplink frequencies in the 14GHz range to the downlink frequencies in the 12GHz range. At the time of the EDO-AIL merger, it was estimated that 90% of the development effort had been completed and the remaining development effort would take approximately six months to complete, with a cost of approximately $1.0 million. This project is expected, if successful, to bear results in 2001.
    The efforts required to develop the in-process technology of this project into commercially viable products principally relate to the completion of planning, designing, prototyping and testing functions that are necessary to establish that the down converter produced will meet its design specifications, including technical performance features and functional requirements. The Company has reviewed its projections of revenue and estimated costs of completion and has compared these projections with results through December 31, 2000. In the aggregate, the expense projections have increased approximately $0.5 million from the original forecasts.
    The Company believes it is properly positioned to complete the project. However, if this project does not continue to be successfully developed, the revenue and profitability of the Company may be adversely affected in future periods. Results will also be subject to uncertain market events and risks that are beyond the Company's control, such as trends in technology, government regulations, market size and growth and product introduction by competitors. Management believes that the assumptions used in the IPR&D valuation reasonably estimate the future benefits. There can be no assurances that in future periods actual results will not deviate from current estimates.

LIQUIDITY AND CAPITAL RESOURCES

BALANCE SHEET
The Company's cash, cash equivalents and marketable securities decreased by $13.0 million in 2000 to $16.6 million compared with $29.6 million in 1999. The net decrease resulted from aggregate cash flows from continuing operations of $9.3 million, proceeds from the sale of discontinued operations of $8.6 million and proceeds from the sale of property of $4.6 million, offset primarily by purchases of capital equipment of $3.9 million, net outlays for the EDO-AIL merger of $13.3 million, $1.7 million of EDO-AIL merger-related costs, repurchase of debentures of $1.9 million, net payments of revolving and term debt of $12.6 million and payments of preferred and common dividends of $2.3 million.
    Accounts receivable increased by $36.2 million from December 31, 1999 to $69.0 million at December 31, 2000 primarily due to the EDO-AIL merger. Accounts receivable include unbilled contract receivables wherein unbilled costs and profits generally exceed progress payments received from the customers until contract shipments are completed.
    Inventories increased by $12.7 million from December 31, 1999 to $24.9 million at December 31, 2000 primarily attributable to the EDO-AIL merger and increased work-in-process due to the increasing sales volume.
    The net deferred tax asset increased by $1.0 million to $3.3 million at December 31, 2000 and the deferred tax liability went from $0 to $1.2 million at December 31, 2000. This increase is due to the recognition of deferred tax assets and liabilities required under FAS 109 due to the EDO-AIL merger as well as the temporary differences recognized during the period ended December 31, 2000.
    The notes receivable of $3.7 million at December 31, 2000 (of which $0.4 million is in current assets) are comprised of the $1.2 million note related to the sale of property at the AIL Technologies Inc. subsidiary in Deer Park, New York, in June 2000 and $2.5 million in notes related to the sale of the Company's former College Point facility in January 1996. In the third quarter of 2000, these latter notes, which were in arrears at the end of the second quarter, were amended to change the payment schedule. Principal and interest payments were received to bring the notes current in early October. The notes are now due in equal quarterly amounts through September 2004 with a final payment of $1.3 million due on December 31, 2004, and bear interest at 7%. The notes receivable are secured by a mortgage on the facility.

INVESTING ACTIVITIES
In April 2000, the Company acquired all of the stock of AIL Technologies Inc., and in November 1999 the Company acquired all of the stock of M. Technologies, Inc. These transactions were accounted for as purchases. AIL Technologies Inc.'s sales for the four months January through April 2000, were $42 million, and 1999 sales were $146 million. On a pro-forma basis, had this transaction taken place as of the beginning of the year presented, results of operations for these years would have been materially affected. (See Note 2 to the Consolidated Financial Statements). M. Technologies sales for 1999 were $4.0 million.

    In November 1999, the Board of Directors of the Company approved the decision to sell its satellite products business (Barnes Engineering Company), which sale was completed on January 31, 2000. The sale price of $10.0 million, which was received in the first quarter of 2000, was adjusted for changes in net assets of the business from July 31, 1999 through the closing date, resulting in a decrease of approximately $1.3 million. In addition, the Company has agreed to indemnify the buyer for certain contract-related costs aggregating an estimated $2.3 million, which was included in the estimated loss on disposal of discontinued operations recorded in 1999. During 2000, approximately $1.7 million of costs were incurred.
    Capital expenditures in 2000 totaled $3.9 million compared with $4.0 million in the comparable period of 1999. The capital expenditures were limited during the integration period following the EDO-AIL merger and are expected to increase next year.
    The Company is incurring costs in connection with the remediation of a Superfund site (Note 18 to the Consolidated Financial Statements). The Company has expensed all of the costs it has incurred, as well as a discounted estimate of all future costs related to this matter. The liability for these future costs as of December 31, 2000 is approximately $2.4 million of which $0.4 million is classified as a current liability. Approximately $0.7 million of this liability will be expended over the next five years.

FINANCING ACTIVITIES
The Company has outstanding $25.7 million of 7% Convertible Subordinated Debentures due 2011. Commencing in 1996 and until retirement of these debentures the Company is making annual sinking fund payments of $1.8 million, which are due each December 15th. During 2000 the Company purchased $2.1 million face value of these debentures for $1.9 million. As of December 31, 2000, the Company had $0.6 million of these debentures in treasury to be used for these annual requirements.
    The Company has an ESOT loan obligation with a balance at December 31, 2000 of $5.8 million at an interest rate of 82% of the prime-lending rate. The repayment of this obligation is funded through dividends on the Company's preferred shares and cash contributions from the Company. As of January 1, 2001 the AIL ESOP and the existing EDO ESOP were merged into a single plan, and the preferred shares in the EDO plan were converted into approximately 1.1 million common shares effective March 8, 2001. The ESOT loan will be restructured and will be funded through cash contributions from the Company.
    During the third quarter of 2000 the Company completed negotiations for a new $69 million long-term credit facility with a consortium of banks co-led by Mellon and EAB. The credit facility includes $19 million in five-year term debt and $50 million in revolving debt. Proceeds from the term debt were used to repay existing term debt acquired in the EDO-AIL merger. The current portion of the term debt of $3.8 million at December 31, 2000 reflects the terms of the new credit facility. The Company's 7% Convertible Subordinated Debentures due 2011 and ESOT loan obligation remain outstanding. At December 31, 2000, the Company was in compliance with its debt covenants. At December 31, 2000 available borrowings under the revolving credit facility were $29.8 million after reductions for outstanding letters of credit of $20.2 million.
    The Company believes that it has adequate liquidity and sufficient capital to fund its anticipated requirements for working capital, capital expenditures, research and development expenditures, and interest payments.

BACKLOG
The backlog of unfilled orders at December 31, 2000 was $252.9 million compared with $133.9 million at December 31, 1999. Backlog at December 31, 2000 includes the effect of the EDO-AIL merger. All U.S. Government contracts and subcontracts of the Company are subject to audit and include standard provisions for termination for the convenience of the Government.

RESULTS OF CONTINUING OPERATIONS
1999 COMPARED TO 1998
During 1999 the Company conducted its businesses in two segments: Defense and Aerospace Systems; and Engineered Materials.
    Net sales for 1999 were $97.9 million compared with net sales of $81.4 million in 1998, an increase of 20%. Sales in the Defense and Aerospace Systems segment increased 23% to $66.4 million due to increases in sales of aircraft stores suspension and release equipment; airborne mine countermeasures systems; integrated combat systems; and technology services and analysis. This increase was partially offset by lower sales of undersea warfare sonar. The increase in aircraft stores suspension and release equipment sales was partially due to sales of M. Technologies, Inc., which was acquired in November 1999. The increase in technology services and analysis sales was due to sales of EDO Technology Services and Analysis (EDO TSA), which was acquired in July 1998. Sales in the Engineered Materials segment increased

14% to $31.6 million due to the acquisition of EDO Specialty Plastics in December 1998. This increase was partially offset by lower sales of electro-ceramic products and fiber composite waste tanks due to reduced orders.
    Total operating earnings for 1999 were $9.2 million, down $2.6 million compared with the $11.8 million recorded in 1998, which included litigation settlement income of $2.2 million. Operating earnings in the Defense and Aerospace Systems segment in 1999 were $7.0 million, an increase of 18% compared with operating earnings of $6.0 million in 1998 due to the increased sales noted above. Operating margins were 11% in both 1999 and 1998. Operating earnings in the Engineered Materials segment were $2.2 million, a decrease of 38% compared with operating earnings of $3.6 million in 1998. Operating margin was 7% in 1999 compared with 13% in 1998. The reduced operating earnings and margins were primarily due to the decrease in sales of electro-ceramic products and advanced fiber composite structural products.
    Selling, general and administrative expenses in 1999 were $13.6 million compared with $11.6 million in 1998. At approximately 14% of sales, the level of expense is consistent with the prior year.
    Company-funded research and development increased by 15% to $2.7 million compared with $2.4 million in 1998. This increase is consistent with the Company's strategy of increased investment in product development. Customer-sponsored research and development was $18.9 million in 1999 compared with $22.3 million in 1998. Customer-sponsored research and development is included in cost of sales and represents the engineering development portion of programs where new products are being developed or technologies are being advanced.
    Interest expense, net of interest income, was $0.8 million in 1999 and $0.4 million in 1998. This increase was principally due to lower interest income as a result of lower levels of average invested cash. Interest expense primarily represents the interest paid on the 7% Convertible Subordinated Debentures Due 2011.
    The Company recorded a provision for income taxes at an effective rate of approximately 30%, which was higher than what was recorded in 1998 as the Company fully recognized the benefit associated with its tax net operating loss carryforwards in the fourth quarter of 1998.
    Net earnings from continuing operations available for common shares in 1999 were $5.1 million compared with $9.3 million in 1998. Basic net earnings per common share from continuing operations were $0.76 in 1999 compared with $1.42 in 1998. Basic net earnings per common share from continuing operations were based on a weighted average of 6.7 million and 6.5 million common shares outstanding in 1999 and 1998, respectively. Diluted net earnings per common share from continuing operations were $0.65 in 1999 as compared with $1.21 in 1998.

NEW ACCOUNTING STANDARD
ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND
HEDGING ACTIVITIES
In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" and on June 15, 2000, issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment to FASB Statement No. 133." These statements establish methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company is required to adopt these statements in the first quarter of 2001. The effect of the adoption of these statements will not be material to the Company's financial position or operating results.

COMMON SHARE PRICES
EDO common shares are traded on the New York Stock Exchange. As of March 9, 2001, there were 2,278 shareholders of record (brokers and nominees counted as one each).
    The price range in 2000 and 1999 was as follows:

-----------------------------------------------------
                              2000           1999
                          HIGH    LOW     HIGH    LOW
-----------------------------------------------------
1st Quarter                 6 15/16  5 3/4  8 11/16  6 7/16
2nd Quarter                 7      5 5/8   7 9/16  6 1/8
3rd Quarter                 9 1/8  5 3/4   9 3/8   5 3/4
4th Quarter                10 7/16  7 5/16  6 3/16  5 1/8
-----------------------------------------------------

DIVIDENDS
During 2000 and 1999, the Board of Directors approved the payment of quarterly cash dividends of $0.03 per common share. The Company's revolving credit agreement places certain limits on the payment of cash dividends. See Note 9 to the Consolidated Financial Statements.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995
The statements in this Annual Report and in oral statements that may be made by representatives of the Company relating to plans, strategies, economic performance and trends and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section

    27(a) of the Securities Act of 1933 and Section 21(e) of the Securities Exchange Act of 1934. Forward-looking statements are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to the following for each of the types of information noted below.
    U.S. and international military program sales, follow-on procurement, contract continuance, and future program awards, upgrades and spares support are subject to: U.S. and international military budget constraints and determinations; U.S. congressional and international legislative body discretion; U.S. and international government administration policies and priorities; changing world military threats, strategies and missions; competition from foreign manufacturers of platforms and equipment; NATO country determinations regarding participation in common programs; changes in U.S. and international government procurement timing, strategies and practices; and the general state of world military readiness and deployment.
    Commercial satellite programs and equipment sales, follow-on procurement, contract continuance and future program awards are subject to: establishment and continuance of various consortiums for satellite constellation programs; delay in launch dates due to equipment, weather or other factors beyond the control of the Company; and development of sufficient customer base to support a particular satellite constellation program.
    Commercial product sales are subject to: success of product development programs currently underway or planned; competitiveness of current and future product production costs and prices; and market and consumer base development for new product programs.
    Achievement of margins on sales, earnings and cash flow can be affected by: unanticipated technical problems; government termination of contracts for convenience; decline in expected levels of sales; underestimation of anticipated costs on specific programs; and risks inherent in integrating recent acquisitions into the Company's overall structure. Expectations of future Federal income tax rates can be affected by a variety of factors, including amounts of profits relating to foreign sales.
    The Company has no obligation to update any forward-looking statements.

CONSOLIDATED STATEMENTS OF EARNINGS
EDO CORPORATION AND SUBSIDIARIES

------------------------------------------------------------------------------------------------------
                                                                      YEARS ENDED DECEMBER 31
                                                                2000            1999            1998
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS:
  NET SALES                                                   $206,822        $ 97,936        $ 81,403
------------------------------------------------------------------------------------------------------
  COSTS AND EXPENSES
    Cost of sales                                              151,512          72,337          57,817
    Selling, general and administrative                         29,205          13,602          11,649
    Research and development                                     5,371           2,748           2,382
    Write-off of purchased in-process research and
      development and merger-related costs                      11,495               -               -
    Litigation settlement income                                     -               -          (2,200)
------------------------------------------------------------------------------------------------------
                                                               197,583          88,687          69,648
------------------------------------------------------------------------------------------------------
  OPERATING EARNINGS                                             9,239           9,249          11,755
  NON-OPERATING INCOME (EXPENSE)
    Interest income                                              1,881           1,634           1,893
    Interest expense                                            (4,319)         (2,419)         (2,321)
    Other, net                                                    (216)            230            (100)
------------------------------------------------------------------------------------------------------
                                                                (2,654)           (555)           (528)
------------------------------------------------------------------------------------------------------
  Earnings before income taxes                                   6,585           8,694          11,227
  Income tax expense                                             5,264           2,610             880
------------------------------------------------------------------------------------------------------
  EARNINGS FROM CONTINUING OPERATIONS                            1,321           6,084          10,347
DISCONTINUED OPERATIONS:
  Earnings (loss) from discontinued satellite products
    business,
    net of income tax (expense) benefit                              -             609          (2,116)
  Estimated loss on disposal (including provision of $530
    for operating losses during
    phase-out period), net of income tax benefit                     -          (4,673)              -
------------------------------------------------------------------------------------------------------
  LOSS FROM DISCONTINUED OPERATIONS                                  -          (4,064)         (2,116)
------------------------------------------------------------------------------------------------------
NET EARNINGS                                                     1,321           2,020           8,231
Dividends on preferred shares                                      881           1,000           1,063
------------------------------------------------------------------------------------------------------
NET EARNINGS AVAILABLE FOR COMMON SHARES                      $    440        $  1,020        $  7,168
------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE:
  Basic:
    Continuing operations                                     $   0.05        $   0.76        $   1.42
    Discontinued operations                                          -           (0.61)          (0.33)
------------------------------------------------------------------------------------------------------
NET EARNINGS                                                  $   0.05        $   0.15        $   1.09
------------------------------------------------------------------------------------------------------
  Diluted:
    Continuing operations                                     $   0.05        $   0.65        $   1.21
    Discontinued operations                                          -           (0.50)          (0.27)
------------------------------------------------------------------------------------------------------
NET EARNINGS                                                  $   0.05        $   0.15        $   0.94
------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
EDO CORPORATION AND SUBSIDIARIES

------------------------------------------------------------------------------------------
                                                                      DECEMBER 31
                                                                 2000              1999
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                 AND PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                    $  2,208          $ 13,799
  Marketable securities                                          14,413            15,843
  Accounts receivable, less allowances of $981 in 2000 and
    $232 in 1999                                                 69,023            32,818
  Inventories                                                    24,914            12,188
  Deferred tax asset, net                                         3,333             2,336
  Prepayments and other                                           4,840             2,299
------------------------------------------------------------------------------------------
        Total current assets                                    118,731            79,283
------------------------------------------------------------------------------------------
Property, plant and equipment, net                               57,485            10,218
Notes receivable                                                  3,254             1,450
Cost in excess of fair value of net assets acquired, net         14,724             9,050
Other assets                                                     20,060            16,351
Net assets of discontinued operations                                 -             8,139
------------------------------------------------------------------------------------------
                                                               $214,254          $124,491
------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities                     $ 44,060          $ 23,108
  Contract advances and deposits                                 31,719            19,153
  Current portion of note payable                                   429               397
  Current portion of long-term debt                               4,971             1,515
------------------------------------------------------------------------------------------
        Total current liabilities                                81,179            44,173
------------------------------------------------------------------------------------------
Note payable                                                        463               892
Long-term debt                                                   37,800            26,250
Deferred income taxes, net                                        1,239                 -
ESOT loan obligation                                              5,781             7,429
Postretirement benefits obligations                              19,973             3,402
Environmental obligation                                          2,001             2,104
Shareholders' equity:
  Preferred shares, par value $1 per share (liquidation
    preference $213.71 per share or $10,521 in the aggregate
    in 2000), authorized 500,000 shares, 49,229 issued in
    2000 and 57,384 in 1999                                          49                57
  Common shares, par value $1 per share, authorized
    25,000,000 shares, 15,007,096 issued in 2000 and
    8,453,902 issued in 1999                                     15,007             8,454
  Additional paid-in capital                                     58,614            28,483
  Retained earnings                                              34,803            35,667
  Accumulated other comprehensive loss                              (61)             (255)
------------------------------------------------------------------------------------------
                                                                108,412            72,406
Less: Treasury shares at cost (1,370,222 shares in 2000 and
  1,693,867 shares in 1999)                                     (19,388)          (23,967)
    ESOT loan obligation                                         (5,781)           (7,429)
    Unearned ESOP shares                                        (15,782)                -
    Deferred compensation under Long-Term Incentive Plan           (423)             (769)
    Management group receivables                                 (1,220)                -
------------------------------------------------------------------------------------------
        Total shareholders' equity                               65,818            40,241
------------------------------------------------------------------------------------------
                                                               $214,254          $124,491
------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
EDO CORPORATION AND SUBSIDIARIES

----------------------------------------------------------------------------------------------------------------------
                                                                                  1999
                                                          2000               (IN THOUSANDS)               1998
                                                    AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT      SHARES
----------------------------------------------------------------------------------------------------------------------
PREFERRED SHARES
  Balance at beginning of year                     $     57         57     $     61         61     $     65         65
  Shares converted to common shares                      (8)        (8)          (4)        (4)          (4)        (4)
----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                 49         49           57         57           61         61
----------------------------------------------------------------------------------------------------------------------
COMMON SHARES
  Balance at beginning of year                        8,454      8,454        8,454      8,454        8,454      8,454
  Shares issued for purchase of AIL Technologies,
    Inc.                                              6,553      6,553            -          -            -          -
----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                             15,007     15,007        8,454      8,454        8,454      8,454
----------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of year                       28,483                  30,142                  32,546
  Exercise of stock options                            (141)                   (112)                   (645)
  Shares used for payment of directors' fees           (125)                   (132)                    (71)
  Purchase of AIL Technologies, Inc.                 33,733                       -                       -
  Shares used for Long-Term Incentive Plan             (432)                      -                    (369)
  Conversion of preferred shares to common shares    (3,227)                 (1,415)                 (1,319)
  ESOP shares committed to be released                  323                       -                       -
----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                             58,614                  28,483                  30,142
----------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
  Balance at beginning of year                       35,667                  35,294                  27,641
  Net earnings                                        1,321                   2,020                   8,231
  Common share dividends (12 cents, 12 cents and
    11.5 cents per share in 2000, 1999 and 1998,
    respectively)                                    (1,428)                   (806)                   (755)
  Dividends on preferred shares                        (881)                 (1,000)                 (1,063)
  Tax benefit of unallocated preferred share
    dividends                                           124                     159                   1,240
----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                             34,803                  35,667                  35,294
----------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE LOSS
  Balance at beginning of year                         (255)                      -                       -
  Unrealized gain (loss) on marketable
    securities, net of income tax                       194                    (255)                      -
----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                (61)                   (255)                      -
----------------------------------------------------------------------------------------------------------------------
TREASURY SHARES AT COST
  Balance at beginning of year                      (23,967)    (1,694)     (25,775)    (1,822)     (29,201)    (2,054)
  Shares used for exercise of stock options             280         20          149         11          998         62
  Shares used for payment of directors' fees            251         18          240         17          167         11
  Shares used for Long-Term Incentive Plan              813         57            -          -          938         66
  Shares used for conversion of preferred shares      3,235        229        1,419        100        1,323         93
----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                            (19,388)    (1,370)     (23,967)    (1,694)     (25,775)    (1,822)
----------------------------------------------------------------------------------------------------------------------
ESOT LOAN OBLIGATION
  Balance at beginning of year                       (7,429)                 (8,955)                (10,368)
  Repayments made during year                         1,648                   1,526                   1,413
----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                             (5,781)                 (7,429)                 (8,955)
----------------------------------------------------------------------------------------------------------------------
DEFERRED COMPENSATION UNDER LONG-TERM INCENTIVE
  PLAN
  Balance at beginning of year                         (769)                 (1,170)                 (1,002)
  Shares used for Long-Term Incentive Plan             (392)                      -                    (569)
  Amortization of Long-Term Incentive Plan
    deferred expense                                    738                     401                     401
----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                               (423)                   (769)                 (1,170)
----------------------------------------------------------------------------------------------------------------------
UNEARNED ESOP COMPENSATION
  Balance at beginning of year                            -                       -                       -
  Purchase of AIL Technologies, Inc.                (17,302)                      -                       -
  ESOP compensation expense                           1,520                       -                       -
----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                            (15,782)                      -                       -
----------------------------------------------------------------------------------------------------------------------
MANAGEMENT GROUP RECEIVABLES
  Balance at beginning of year                            -                       -                       -
  Purchase of AIL Technologies, Inc.                 (1,220)                      -                       -
----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                             (1,220)                      -                       -
----------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                         $ 65,818                $ 40,241                $ 38,051
----------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME
  Net earnings                                     $  1,321                $  2,020                $  8,231
  Unrealized gain (loss) on marketable
    securities, net of income tax expense of $100
    in 2000 and benefit of $131 in 1999                 194                    (255)                      -
----------------------------------------------------------------------------------------------------------------------
  Comprehensive income                             $  1,515                $  1,765                $  8,231
----------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASHFLOWS
EDO CORPORATION AND SUBSIDIARIES

--------------------------------------------------------------------------------------------------------
                                                                       YEARS ENDED DECEMBER 31
                                                                2000             1999             1998
                                                                            (IN THOUSANDS)
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Earnings from continuing operations                         $  1,321         $  6,084          $10,347
  Adjustments to earnings to arrive at cash provided by
    continuing operations:
    Depreciation                                                 7,740            2,572            2,004
    Amortization                                                 1,701              818              339
    Deferred tax expense (benefit)                               1,292              740              (50)
    Write-off of purchased in-process research and
      development                                                6,700                -                -
    Bad debt expense                                               287                -               98
    Gain on repurchase of debentures                              (215)            (147)               -
    Gain on sale of property, plant and equipment                   (7)               -                -
    Deferred compensation expense                                  738              401              401
    ESOP compensation expense                                    1,843                -                -
    Common shares issued for directors' fees                       126              108               96
    Changes in operating assets and liabilities, excluding
      effects of acquisitions:
      Accounts receivable                                       (4,388)          (1,796)          (7,886)
      Inventories                                               (2,214)          (2,938)          (2,871)
      Prepayments and other assets                              (1,825)          (5,050)           1,274
      Accounts payable, accrued liabilities and other          (11,923)          (1,062)            (469)
      Contract advances and deposits                             8,116            5,564              870
--------------------------------------------------------------------------------------------------------
Cash provided by continuing operations                           9,292            5,294            4,153
Net cash provided by discontinued operations                         -            5,952            4,461
INVESTING ACTIVITIES:
  Purchase of plant and equipment                               (3,861)          (4,032)          (3,133)
  Payments received on notes receivable                            168              575              675
  Proceeds from sale of property, plant and equipment            4,569                -                -
  Proceeds from sale of discontinued operations                  8,641                -                -
  Cash paid for acquisitions, net of cash acquired             (15,004)          (2,638)          (5,648)
  Sale (purchase) of marketable securities                       1,723           (4,709)           2,332
--------------------------------------------------------------------------------------------------------
Cash used by investing activities                               (3,764)         (10,804)          (5,774)
FINANCING ACTIVITIES:
  Proceeds from exercise of stock options                          139               37              353
  Borrowings under line of credit                                9,000                -                -
  Repayments of borrowings under line of credit                (18,000)               -                -
  Repayments of long-term debt                                  (3,570)               -                -
  Repurchase of debentures                                      (1,879)          (1,405)               -
  Payment made on note payable                                    (500)          (5,460)               -
  Payment of common share cash dividends                        (1,428)            (806)            (755)
  Payment of preferred share cash dividends                       (881)          (1,000)          (1,063)
--------------------------------------------------------------------------------------------------------
Cash used by financing activities                              (17,119)          (8,634)          (1,465)
--------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents           (11,591)          (8,192)           1,375
Cash and cash equivalents at beginning of year                  13,799           21,991           20,616
--------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                      $  2,208         $ 13,799          $21,991
--------------------------------------------------------------------------------------------------------
Supplemental disclosures:
  Cash paid for:
    Interest                                                  $  3,500         $  2,002          $ 2,052
    Income taxes                                              $  3,756         $  2,126          $ 1,386
--------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998
EDO CORPORATION AND SUBSIDIARIES

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)  PRINCIPLES OF CONSOLIDATION AND BUSINESS
The consolidated financial statements include the accounts of EDO Corporation and all wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.
    The Company operates in three segments:
Defense, Communications and Space Products and Engineered Materials (Note 19). The Company discontinued its former satellite products business (Barnes Engineering Company) in 1999 (Note 3).

(B)  CASH EQUIVALENTS
The Company considers all securities with an original maturity of three months or less at the date of acquisi-tion to be cash equivalents.

(C)  REVENUE RECOGNITION
Sales under long-term, fixed-price contracts, including pro-rata profits, are generally recorded based on the relationship of costs incurred to date to total projected final costs or, alternatively, as deliveries are made or services are provided. These projections are revised throughout the lives of the contracts and adjustments to profits resulting from such revisions are made cumulative to the date of change, which may affect current period earnings. Estimated losses on long-term contracts are recorded when identified. Sales under cost reimbursement contracts are recorded as costs are incurred. Sales on other than long-term contract orders (principally commercial products) are recorded as shipments are made.

(D)  INVENTORIES
Inventories under long-term contracts and programs reflect all accumulated production costs, including factory overhead, initial tooling and other related costs (including general and administrative expenses relating to certain of the Company's defense contracts), less the portion of such costs charged to cost of sales. Inventory costs in excess of amounts recoverable under contracts are charged to cost of sales when they become known. All other inventories are stated at the lower of cost (principally first-in, first-out method) or market.
    Inventoried costs related to certain of the Company's product lines include quantities beyond what is required for orders under contracts. These costs are incurred to help maintain stable and efficient production schedules. The Company believes that sufficient markets exist for these product lines and that no loss will be incurred upon disposition.
    Under the contractual arrangements by which progress payments are received, the United States Government has a title to or a security interest in the inventories identified with related contracts.

(E)  DEPRECIATION AND AMORTIZATION
Property, plant and equipment are stated at cost. Depreciation and amortization have been provided primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease periods.
    Deferred financing costs are amortized on a straight-line basis over the life of the related financing. The unamortized balances of $1,066,000 and $1,058,000 are included in other assets at December 31, 2000 and 1999, respectively.

(F)  LONG-LIVED ASSETS
Intangible assets are stated at cost. The excess of the total acquisition costs over the fair value of net assets acquired of approximately $16.0 million ($14.7 million, net of accumulated amortization at December 31, 2000) is being amortized on a straight-line basis over fifteen to twenty years.
    The carrying values of intangible and other long-lived assets are periodically reviewed to determine if any impairment indicators are present. If it is determined that such indicators are present and the review indicates that the assets will not be recoverable, based on the undiscounted estimated cash flows over the remaining amortization and depreciation period, their carrying values are reduced to estimated fair value. Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in revenue or operating profit, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset and a material decrease in the fair value of some or all of the assets. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. No such impairment exists at December 31, 2000.

(G)  INCOME TAXES
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(H)  TREASURY SHARES
Common shares held as treasury shares are recorded at cost, with issuances from treasury recorded at average cost. Treasury shares issued for directors' fees are recorded as an expense for an amount equal to the fair market value of the common shares on the issuance date.

(I)  FINANCIAL INSTRUMENTS
The fair value and book value of the Company's 7% Convertible Subordinated Debentures Due 2011 and ESOT obligation at December 31, 2000 were $28,781,000 and $31,452,000, respectively (Notes 9 and 10), and at December 31, 1999 were $31,429,000 and $35,194,000, respectively. The net carrying value of notes receivable approximates fair value based on current rates for comparable commercial mortgages. The fair values of the environmental obligation (Note 18) and notes payable approximate their carrying values since they have been discounted.
    The fair values of all other financial instruments approximate book values because of the short-term maturities of these instruments.

(J)  USE OF ESTIMATES
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Among the more significant estimates included in these consolidated financial statements are the estimated costs to complete contracts in process, the estimated remediation costs related to the environmental matter discussed in
Note 18 and the collectibility of receivables. Actual results could differ from these and other estimates.

(K)  STOCK-BASED COMPENSATION
The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, because the exercise price of the Company's stock options is set equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

(L)  ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" and on June 15, 2000, issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment to FASB Statement No. 133." These statements establish methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company is required to adopt these statements in the first quarter of 2001. The Company has assessed the impact of these statements on its consolidated financial statements and believes that the effect of the adoption of these statements will not be material to the Company's operating results or financial position.

(M)  RECLASSIFICATIONS
Certain reclassifications have been made to prior year presentations to conform to current year presentation.

(2)  ACQUISITIONS
A wholly-owned subsidiary of the Company merged with AIL Technologies, Inc.
(AIL) on April 28, 2000 (the "EDO-AIL merger"). In connection with the EDO-AIL merger, the Company issued 6,553,194 of its common shares valued at $39.4 million, and made cash payments aggregating $13.3 million in exchange for all of the outstanding common and preferred shares of AIL. In addition, the Company incurred $2.7 million of transaction costs. The merger was accounted for using the purchase method and is included in the Company's results of operations since the date of acquisition. The transaction resulted in goodwill of $6.8 million, which is being amortized over fifteen years.
    Associated with this merger and included in operating earnings in 2000 are $6.7 million of a write-off of purchased in-process research and development ("IPR&D"), described more fully below, $1.5 million of severance costs, and $3.3 million of other merger-related costs. Such costs are included in write-off of purchased in-process research and development and merger-related costs in the accompanying consolidated statement of earnings. The $1.5 million of severance costs pertains to an AIL employee group of approximately 200. As of December 31, 2000, $0.6 million has been paid and $0.9 million is recorded in accounts payable and accrued liabilities.
    The IPR&D relates to a project that had not reached technological feasibility and had no alternative future uses, and thus, the amounts allocated to the project were expensed as of the date of acquisition. The development project related to a generic satellite sub-system called a Ku-Ku Band Down Converter for a fixed satellite service market. The converter represents a single channel providing signal conversion from uplink frequencies in the 14GHz range to the downlink frequencies in the 12GHz range. At the time of the EDO-AIL merger, it was estimated that 90% of the development effort had been completed and the remaining development effort would take approximately six months to complete, with a cost of approximately $1.0 million.
    The income approach was utilized for the valuation analysis of the IPR&D. This approach focused on the income-producing capability of the asset, which was based on relative market sizes, growth factors and expected trends in technology. This approach also included analysis of the stage of completion of the project, estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value using a rate commensurate with the relative risk levels. The rate used in discounting the net cash flows from the IPR&D was 25%.
    The efforts required to develop the in-process technology of this project into commercially viable products principally relate to the completion of planning, designing, prototyping, and testing functions that are necessary to establish that the down converter produced will meet its design specifications, including technical performance features and functional requirements. The Company has reviewed its projections of revenues and estimated costs of completion and has compared these projections with results through December 31, 2000. In the aggregate, the expense projections have increased approximately $0.5 million from the original forecasts.
    Unaudited pro forma results of operations, assuming the EDO-AIL merger had been completed at the beginning of each period, which include adjustments to interest expense, amortization expense and income tax expense are as follows:

------------------------------------------------------------
                                          2000        1999
                                            (UNAUDITED)
                                           (IN THOUSANDS)
------------------------------------------------------------
Net sales from continuing operations    $250,080    $244,008
Net loss from continuing operations
 available for common shares            $ (1,961)   $ (1,464)
------------------------------------------------------------
Basic loss per common share from
 continuing operations                  $  (0.18)   $  (0.14)
------------------------------------------------------------

    The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had this merger been completed at the beginning of the periods, or of the results which may occur in the future.
    In November 1999, the Company acquired the outstanding stock of M.Technologies Inc., an integrator of aircraft weapons and avionics systems, for $3.0 million in cash paid at closing and $1.5 million to be paid over three years. The note payable ($892,000 at December 31, 2000) has been recorded at its present value in the accompanying consolidated balance sheet at an interest rate of 8% as of December 31, 2000. The acquisition has been accounted for as a purchase, and accordingly, the operating results of M.Technologies have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair market value of net assets acquired of approximately $4.4 million is being amortized over fifteen years. On a pro forma basis, had the M.Technologies acquisition taken place as of the beginning of 1999, results of operations for that period would not have been materially affected.
    In July 1998, the Company acquired substantially all of the assets of the Technology Services Group of Global Associates, Ltd., now operating as EDO Technology Services and Analysis (EDO TSA), for $4.2 million in cash. EDO TSA provides technical services to various agencies of the U.S. Department of Defense. The acquisition has been accounted for as a purchase and, accordingly, the operating results of EDO TSA have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair market value of net assets acquired of approximately $2.1 million is being amortized over fifteen years.
    In December 1998, the Company acquired all of the stock of Specialty Plastics, Inc., now operating as EDO Specialty Plastics, in exchange for a $5.5 million note, which was paid in January 1999. EDO Specialty Plastics manufactures and installs lightweight fiber composite pipe for use on offshore, deep-water oil production platforms. The acquisition has been accounted for as a purchase and, accordingly, the operating results of EDO Specialty Plastics have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair market value of net assets acquired of approximately $2.6 million is being amortized over twenty years.
    In December 1998, the Company acquired the assets of Zenix Products Inc. (Zenix) for approximately $0.7 million in cash. In addition, the Company is required to pay the sellers a royalty of five percent of future sales, up to a maximum of $1.2 million. Zenix manufactures ferrite and dielectric ceramics for the wireless communications base station industry.

(3)  DISCONTINUED OPERATIONS
In November 1999, the Board of Directors of the Company approved the decision to sell its satellite products business (Barnes Engineering Company), which sale was completed on January 31, 2000. The sale price of $10.0 million was subject to adjustment relating to changes in net assets of the business from July 31, 1999 through the closing date, which resulted in a decrease of approximately $1.3 million. In addition, the Company has agreed to indemnify the buyer for certain contract-related costs aggregating an estimated $2.3 million. The estimated adjustment for the changes in net assets and the estimated indemnification costs were included in the loss on disposal of the satellite products business in 1999. During 2000, approximately $1.7 million of costs were incurred. The remaining liability at December 31, 2000 of $0.6 million is included in accounts payable and accrued liabilities (Note 8).
    The revenues, costs and expenses, assets and liabilities, cash flows and backlog associated with the satellite products business have been excluded from the respective captions in the accompanying consolidated financial statements.
    In 1999, the estimated loss on disposal is net of aggregate settlement and curtailment gains of $950,000 and $47,000 relating to the impact of the disposal on the Company's pension and postretirement benefit plans, respectively. In addition, the net earnings (loss) from discontinued operations prior to the measurement date and the estimated loss on disposal are reflected in the accompanying consolidated statements of earnings net of the related income tax (expense) benefit. In 1999, the earnings from discontinued operations are net of a $261,000 tax expense, and the estimated loss on disposal is net of a $1,833,000 tax benefit. In 1998, the loss from discontinued operations is net of a $180,000 tax benefit.
    Summarized financial information for the discontinued operations is as follows:

------------------------------------------------------------
                                          1999        1998
------------------------------------------------------------
Net sales                               $ 14,123    $ 14,657
Net earnings (loss)                          609      (2,116)
------------------------------------------------------------
------------------------------------------------------------
                                                        1999
------------------------------------------------------------
Current assets (primarily accounts
 receivable)                                        $  5,906
Noncurrent assets (primarily plant
 and equipment and goodwill)                           3,968
Current liabilities                                   (1,735)
------------------------------------------------------------
Net assets of discontinued
 operations                                         $  8,139
------------------------------------------------------------

(4)  MARKETABLE SECURITIES
The Company determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. All marketable securities are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses, interest and dividends and declines in value judged to be other-than-temporary are included in interest income (expense). The cost of securities sold is based on the specific identification method. The following is a summary of the fair value of available-for-sale securities at December 31:

------------------------------------------------------------
                                          2000        1999
                                           (IN THOUSANDS)
------------------------------------------------------------
Corporate bonds                         $  5,459    $  5,320
Obligations of U.S. Government
 agencies                                  4,484       4,345
Mutual funds                               3,488       5,211
Mortgage-backed securities                   982         967
------------------------------------------------------------
Total                                   $ 14,413    $ 15,843
------------------------------------------------------------

    The available-for-sale debt securities have maturities ranging from July 2002 to March 2004.

(5)  ACCOUNTS AND NOTES RECEIVABLE
Accounts receivable included $37,060,000 and $18,407,000 at December 31, 2000 and 1999, respectively, representing unbilled revenues. Substantially all of the unbilled balances at December 31, 2000 will be billed and are expected to be collected during 2001. Total receivables due from the United States government, either directly or as a subcontractor to a prime contractor with the government, were $22,364,000 and $16,897,000 at December 31, 2000 and 1999,
respectively.
    Notes receivable at December 31, 2000 include $2,500,000 which relates to the sale of the Company's College Point facility in January 1996, of which $375,000 is included in current assets. The notes are due in equal quarterly amounts through September 2004 with a final payment of $1,300,000 due on December 31, 2004 and bear interest at 7%. The notes receivable are secured by a mortgage on the facility. Also included in notes receivable at December 31, 2000 is $1,182,000 related to the sale of certain parcels of land and a building at the Company's AIL subsidiary in June 2000, of which $52,000 is included in current assets. The gain on the sale was not material as the carrying value approximated the sales value.

(6)  INVENTORIES
Inventories are summarized by major classification as follows at December 31, 2000 and 1999:

------------------------------------------------------------
                                          2000        1999
                                           (IN THOUSANDS)
------------------------------------------------------------
Raw material and supplies               $  7,431    $  4,475
Work-in-process                           16,170       7,182
Finished goods                             1,313         531
------------------------------------------------------------
                                        $ 24,914    $ 12,188
------------------------------------------------------------

(7)  PROPERTY, PLANT AND EQUIPMENT, NET
The Company's property, plant and equipment at December 31, 2000 and 1999, and their related useful lives are summarized as follows:

---------------------------------------------------------------
                                2000       1999
                                (IN THOUSANDS)         LIFE
---------------------------------------------------------------
Land                          $ 18,080   $      -
Buildings and improvements      26,244          -      10-30
Machinery and equipment         39,859     28,568   3-19 years
Leasehold improvements          10,245      8,789   Lease terms
---------------------------------------------------------------
                                94,428     37,357
Less accumulated
 depreciation and
 amortization                   36,943     27,139
---------------------------------------------------------------
                              $ 57,485   $ 10,218
---------------------------------------------------------------

(8)  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consisted of the following at December 31, 2000 and 1999:

------------------------------------------------------------
                                          2000        1999
                                           (IN THOUSANDS)
------------------------------------------------------------
Trade payables                          $  5,463    $  4,065
Employee compensation and benefits        13,474       3,596
Income taxes payable                       6,604       3,410
Current portion of environmental
 obligation                                  369         434
Indemnification liability                    577       2,280
Other                                     17,573       9,323
------------------------------------------------------------
                                        $ 44,060    $ 23,108
------------------------------------------------------------

(9)  LONG-TERM DEBT AND LINE OF CREDIT
Long-term debt of the Company at December 31, 2000 consisted of the 7% Convertible Subordinated Debentures Due 2011 that were issued in November 1986 and term debt under the Company's credit facility. At December 31, 1999, long-term debt was comprised solely of the debentures. The debentures are convertible at the rate of 45.45 common shares for each $1,000 principal amount, which is equivalent to $22 per share. Debentures are redeemable at the option of the Company at par and at the option of the holder under certain circumstances involving a change in control of the Company. The Company is required to make sinking fund payments of $1,750,000 per year. During 2000 and 1999, the Company purchased $2.1 million and $1.6 million, respectively, of the debentures for $1.9 million and $1.4 million, respectively, and recognized a gain of $0.2 million and $0.2 million, respectively, which is included in other non-operating income in the accompanying consolidated statement of earnings. As of December 31, 2000, the Company had $579,000 of these debentures remaining in treasury, which may be used to satisfy a portion of the sinking fund requirements for 2001. The remaining amount due in 2001 of $1,171,000 is reflected in the current portion of long-term debt. The carrying value of the debentures as of December 31, 2000 is $25,671,000. The Company estimates the fair value of the debentures as of December 31, 2000 to be approximately $23,000,000 based on yields of comparable financial instruments and recent transactions.
    During the third quarter of 2000, the Company entered into a $69.0 million long-term credit facility with a consortium of banks co-led by Mellon and EAB. The credit facility includes $19.0 million in five-year term debt, payable in quarterly installments of $950,000, and $50.0 million in revolving debt. Proceeds from the term debt were used to repay then existing term debt acquired as a result of the EDO-AIL merger. The agreement expires on June 30, 2005 and provides that the portion available for potential cash borrowings from revolving debt be reduced by the amount of outstanding letters of credit. As of December 31, 2000, the Company has outstanding approximately $20.2 million of letters of credit. Borrowings under the agreement bear interest based on LIBOR plus applicable margin of up to 2.00% depending on the consolidated leverage ratio as defined in the agreement. There are certain covenants placed on the Company that require that several predetermined ratios be maintained. At December 31, 2000, the Company was in compliance with such covenants. In addition, payments of quarterly common share dividends are limited to 50% of consolidated net income in the preceding calendar quarter. This obligation is secured by the Company's accounts receivable, inventory, machinery and equipment. Borrowings under this agreement are senior to the debentures described above. As of December 31, 2000, the Company has $17.1 million of term debt outstanding, of which $3.8 million is included in the current portion of long-term debt.
    Principal maturities of the term loan and sinking fund requirements for the debentures for the years ending December 31 are as follows:

2001        $ 4,971
2002          5,550
2003          5,550
2004          5,550
2005          3,650
Thereafter   17,500
-------------------
Total       $42,771

    The Company and a bank have an interest rate swap arrangement which extends through September 30, 2002. Pursuant to the agreement, a portion of the Company's term loan will be fixed at 5.99% interest. Gains and losses resulting from the interest rate swap arrangement are recorded as adjustments to interest expense in the period to which they relate.

(10)  EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
The Company sponsors two Employee Stock Ownership plans: the existing EDO Employee Stock Ownership Plan ("EDO ESOP"); and the AIL Employee Stock Ownership Plan ("AIL ESOP") that was acquired in connection with the EDO-AIL merger. These two plans were merged into a single plan effective as of January 1, 2001 ("merged ESOP"), and the existing preferred shares from the former EDO ESOP were converted into 1,067,281 common shares as of March 8, 2001. The merged ESOP provides retirement benefits to substantially all employees. A discussion of each prior plan follows.

EDO ESOP
During 1988, the EDO Employee Stock Ownership Trust ("EDO ESOT") purchased 89,772 preferred shares from the Company for approximately $19,185,000. The preferred shares are being allocated to employees through 2003 on the basis of compensation. The preferred shares provide for dividends of 8% per annum, which are deductible by the Company for Federal and state income tax purposes. The tax benefit that is attributable to unallocated preferred shares is reflected as an increase to retained earnings. Each unallocated preferred share is convertible at its stated conversion rate into 10 common shares. Allocated preferred shares are convertible at the greater of the stated conversion rate or the fair value of each preferred share ($185 at December 31, 2000) divided by the current market price of each common share. As of December 31, 2000, 71,270 preferred shares have been allocated, 18,502 preferred shares remained unallocated, and 40,543 of the allocated preferred shares have been converted into 1,111,398 common shares. Until converted, each preferred share is entitled to 12.3 votes. The preferred shares are entitled to vote on all matters presented to holders of common shares voting together as a class, except that certain amendments and mergers could entitle the holders of preferred shares to vote separately as a class. Upon redemption, preferred shares will be exchanged for common shares, which will vote along with all other outstanding common shares. The EDO ESOP provides for pass-through of voting rights to the EDO ESOP participants and beneficiaries.
    The EDO ESOT purchased the preferred shares from the Company using the proceeds of a borrowing guaranteed by the Company. The EDO ESOT services this obligation with the dividends received on the preferred shares and any additional contributions from the Company as required. Principal and interest payments on the note of the EDO ESOT are to be made in quarterly installments through 2003. Interest is charged at 82% of the prime lending rate. During 2000, 1999 and 1998, respectively, the Company's cash contributions and dividends on the preferred shares were used to repay principal of $1,648,000, $1,526,000 and $1,413,000 and pay interest of $504,000, $541,000 and $693,000. The guarantee agreement provides that, if the Company is in default under the revolving line of credit agreement described in Note 9, such default will also be considered a default under the guarantee agreement, permitting the lender to demand payment of the full amount of the borrowing. The guarantee agreement also provides that the Company may be obligated to prepay the EDO ESOT loan through redemption of the preferred shares at $213.71 per share upon the occurrence of certain prepayment events.
    The EDO ESOT's borrowing guaranteed by the Company is reflected as a liability on the accompanying consolidated balance sheets with an equal amount as a reduction of shareholders' equity, offsetting the increase in the capital stock accounts. As the principal portion of the note is repaid through 2003, the liability and the EDO ESOT loan obligation, included in shareholders' equity, will be reduced concurrently. During 2000, 1999 and 1998, respectively, cash contributions of $1,232,000, $1,048,000 and $1,020,000 were made to the EDO ESOP and were recorded as compensation expense. As of December 31, 2000, there were 180,363 common shares in the EDO ESOP.
    The fair value of the EDO ESOT obligation approximates book value since the interest rate is prime-based and accordingly is adjusted for market rate fluctuations.

AIL ESOP
The AIL ESOP held AIL common shares prior to the EDO-AIL merger which were converted to EDO common shares. The cost basis of the unearned AIL ESOP shares are recorded as a reduction to shareholders' equity, offsetting the increase in the capital stock accounts. As AIL ESOP shares are committed to be released to plan participants, the earned AIL ESOP shares are released from the unearned AIL ESOP shares account based on the cost of the shares to the AIL ESOP. The allocation to participants is based on (i) $600 per employee at the market value of the common shares and (ii) pro rata based on compensation. Compensation expense is recorded based on the market value of the Company's common shares. The Company records the difference between the market value of shares committed to be released and the cost of these shares to the AIL ESOP to additional paid-in capital.
    The Company recorded compensation expense of approximately $1.8 million subsequent to the EDO-AIL merger and contributed approximately $2.0 million to the AIL ESOP to cover the AIL ESOP's debt service requirements. At December 31, 2000, the 2,519,533 unearned AIL ESOP shares that have not been committed to be released have an aggregate market value of approximately $18.6 million.

(11)  INCOME TAXES
The 2000, 1999 and 1998 provision for income taxes for continuing operations comprised the following amounts:

-------------------------------------------------------
                            2000       1999       1998
                                  (IN THOUSANDS)
-------------------------------------------------------
Federal
 Current                   $ 3,042    $ 1,870    $  930
 Deferred                    1,539        740       (50)
-------------------------------------------------------
subtotal Federal           $ 4,581    $ 2,610    $  880
-------------------------------------------------------
State
 Current                   $   930    $     -    $    -
 Deferred                     (247)         -         -
-------------------------------------------------------
subtotal State             $   683    $     -    $    -
-------------------------------------------------------
Total                      $ 5,264    $ 2,610    $  880
-------------------------------------------------------

    For the years ended 1999 and 1998, state franchise and alternative minimum taxes were recorded in selling, general and administrative expenses in the amount of $482,000 and $586,000, respectively.
    The effective income tax rate differed from the statutory Federal income tax rate for the following reasons:

---------------------------------------------------------------
                                    PERCENT OF PRETAX EARNINGS
                                     2000      1999      1998
---------------------------------------------------------------
Tax at statutory rate                34.0%     34.0%      34.0%
State taxes net of Federal benefit    9.3         -          -
Write-off of purchased in-process
 research and development            34.6         -          -
Non-deductible goodwill               3.8         -          -
Preferred share dividends            (2.6)     (2.1)      (2.0)
Decrease in valuation allowance         -         -      (16.0)
Foreign Sales Corporation benefit    (2.1)     (3.3)      (1.7)
Other, net                            2.9       1.4       (6.5)
---------------------------------------------------------------
Effective income tax rate            79.9%     30.0%       7.8%
---------------------------------------------------------------

    The items that comprise the significant portions of deferred tax assets and liabilities as of December 31, 2000 and 1999 are as follows:

------------------------------------------------------------
                                           2000       1999
                                            (IN THOUSANDS)
------------------------------------------------------------
DEFERRED TAX ASSETS
Postretirement benefits obligation other
 than pensions                            $ 5,936    $ 1,157
Federal tax credits related to R&D and
 alternative minimum tax                    2,043      3,797
Executive compensation and other              902          -
Deferred revenue                            1,815          -
Loss on sale of discontinued operations         -      1,666
Deferred compensation                       2,021      1,723
Capital loss carryforwards                      -        976
Inventory valuation                         1,979        573
Other                                       1,686      1,158
------------------------------------------------------------
Total deferred tax assets                  16,382     11,050
Less: Valuation allowance                       -       (976)
------------------------------------------------------------
                                           16,382     10,074
------------------------------------------------------------
DEFERRED TAX LIABILITIES
Depreciation and amortization               9,944      1,781
Identifiable intangible asset                 828        725
Prepaid pension asset                       2,296      3,623
Prepaid real estate taxes                     460          -
Other                                         760      1,609
------------------------------------------------------------
Total deferred tax liabilities             14,288      7,738
------------------------------------------------------------
Net deferred tax asset                    $ 2,094    $ 2,336
------------------------------------------------------------

    Research and development credits expire in the years 2008 and 2009. A valuation allowance had been established at December 31, 1999 for the portion of the deferred tax asset representing capital loss carryforwards. Such carryforwards have expired in 2000.

(12)  SHAREHOLDERS' EQUITY
At various times beginning in 1983, the Board of Directors has authorized and subsequently increased by amendments, a plan to purchase an aggregate amount of 4,190,000 common shares. As of December 31, 2000, the Company had acquired approximately 3,957,000 common shares in open market transactions at prevailing market prices. Approximately 2,589,000 of these shares have been used for various purposes, including: conversion of preferred shares; contributions of common shares to the EDO ESOP; grants pursuant to the Company's Long-Term Incentive Plans; payment of directors' fees; partial payment of a 50% stock dividend; and stock options exercised. As of December 31, 2000 and 1999, respectively, the Company held 1,370,222 and 1,693,867 common shares in its treasury for future use.
    At December 31, 2000, the Company had reserved, authorized and unissued common shares for the following purposes:

----------------------------------------------------------
                                                  SHARES
----------------------------------------------------------
Conversion of 7% Convertible Subordinated
 Debentures Due 2011                             1,166,747
Stock option and long-term incentive plans       1,270,675
Conversion of preferred shares                     993,000
----------------------------------------------------------
                                                 3,430,422
----------------------------------------------------------

(13)  EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

-------------------------------------------------------------
                               2000        1999        1998
                                      (IN THOUSANDS)
-------------------------------------------------------------
NUMERATOR:
Earnings from continuing
 operations available for
 common shares               $    440    $  5,084    $  9,284
Impact of assumed
 conversion of preferred
 shares                           119         153         125
-------------------------------------------------------------
Numerator for diluted
 calculation                 $    559    $  5,237    $  9,409
-------------------------------------------------------------
DENOMINATOR:
Denominator for basic
 calculation                    9,601       6,701       6,549
Dilutive effect of stock
 options                           68          56         155
Dilutive effect of
 conversion of preferred
 shares                           993       1,275       1,081
-------------------------------------------------------------
Denominator for diluted
 calculation                   10,662       8,032       7,785
-------------------------------------------------------------

    The assumed conversion of the convertible debentures was anti-dilutive for all periods presented.

(14)  STOCK PLANS
The Company has granted nonqualified stock options to officers, directors and other key employees under plans approved by the shareholders in 1996 and 1997, which replaced all previous stock option and long-term incentive plans, for the purchase of its common shares at the fair market value of the common shares on the dates of grant. Options under the 1996 plan generally become exercisable on the third anniversary of the date of the grant and expire on the tenth anniversary of the date of the grant. The 1996 plan will expire in 2005. Options under the 1997 plan, which pertains only to non-employee directors, are immediately exercisable and expire on the tenth anniversary of the date of the grant. The 1997 plan will expire in 2006.

    Changes in options outstanding are as follows:

------------------------------------------------------------------------------------------------------------------------
                                              2000                                1999                        1998
------------------------------------------------------------------------------------------------------------------------
                                WEIGHTED AVERAGE   SHARES SUBJECT   WEIGHTED AVERAGE   SHARES SUBJECT   WEIGHTED AVERAGE
                                 EXERCISE PRICE      TO OPTION       EXERCISE PRICE      TO OPTION       EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------
Beginning of year                    $6.61             612,350           $6.72            680,950            $6.55
Options granted                       6.58             428,121            8.42             21,000             8.66
Options exercised                     4.87             (19,775)           3.42            (10,500)            6.29
Options expired/cancelled             7.46            (172,485)           8.43            (79,100)           11.21
------------------------------------------------------------------------------------------------------------------------
End of year                          $6.46             848,211           $6.61            612,350            $6.72
------------------------------------------------------------------------------------------------------------------------
Exercisable at year end              $6.03             517,795
------------------------------------------------------------------------------------------------------------------------

------------------------------  --------------
                                     1998
------------------------------  --------------
                                SHARES SUBJECT
                                  TO OPTION
------------------------------  --------------
Beginning of year                  688,950
Options granted                    100,750
Options exercised                  (87,600)
Options expired/cancelled          (21,150)
-------------------------------------------------------------
End of year                        680,950
----------------------------------------------------------------------------
Exercisable at year end
-------------------------------------------------------------------------------------------

    The options outstanding as of December 31, 2000 are summarized as follows:

 ------------------------------------------------------------
  RANGE OF       WEIGHTED       NUMBER OF
  EXERCISE       AVERAGE         OPTIONS     WEIGHTED AVERAGE
   PRICES     EXERCISE PRICE   OUTSTANDING    REMAINING LIFE
 ------------------------------------------------------------
 $3.07-5.69       $3.81          147,500         4 years
  6.13-8.69        7.01          695,711         7 years
       9.09        9.09            5,000         7 years
 ------------------------------------------------------------
                                 848,211
 ------------------------------------------------------------

    The 1996 plan also provides for restricted common share long-term incentive awards as defined under the plan. All common shares authorized under the previous plans not yet awarded were canceled upon the approval of the 1996 plan. As of December 31, 2000, plan participants had been awarded 358,500 restricted common shares. Deferred compensation is recorded for the fair value of the restricted common share awards on the date of grant and is amortized over the five-year period the related services are provided. The amount charged to operations in 2000, 1999 and 1998 was $738,000, $401,000 and $401,000,
respectively. As of December 31, 2000, 422,464 shares are available for additional awards.
    The per share weighted-average fair value of stock options granted was $3.22, $3.17 and $2.58 in 2000, 1999 and 1998, respectively, on the dates of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2000 - expected dividend yield of 1.3%, risk free interest rate of 6.5%, expected stock volatility of 42%, and an expected option life of 7 1/2 years; 1999 - expected dividend yield of 2.0%, risk free interest rate of 6.5%, expected stock volatility of 30%, and an expected option life of 7 1/2 years; 1998 - expected dividend yield of 1.4%, risk free interest rate of 5.0%, expected stock volatility of 20%, and an expected option life of 7 1/2 years.
    The Company applies APB Opinion No. 25 in accounting for its stock option grants and, accordingly, no compensation cost has been recognized in the consolidated financial statements for its stock options which have exercise prices equal to or greater than the fair values of the common shares on the dates of the grant. Had the Company determined compensation cost based on the fair values at the grant dates for its stock options under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's earnings from continuing operations, and basic and diluted earnings from continuing operations per common share would have been reduced to the pro forma amounts indicated below:

---------------------------------------------------------------
                                     2000      1999      1998
---------------------------------------------------------------
                                     (IN THOUSANDS, EXCEPT PER
                                          SHARE AMOUNTS)
Earnings from continuing
 operations:
As reported                         $1,321    $6,084    $10,347
Pro forma                            1,139     5,778     10,054
Basic earnings per common share:
As reported                         $ 0.05    $ 0.76    $  1.42
Pro forma                             0.03      0.71       1.37
Diluted earnings per common share:
As reported                         $ 0.05    $ 0.65    $  1.21
Pro forma                             0.03      0.61       1.17
---------------------------------------------------------------

    Pro forma earnings from continuing operations reflect only options granted beginning in 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma earnings from continuing operations amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 was not considered.

(15) RETIREMENT PLANS
The Company maintains noncontributory defined ben-efit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's highest five-year average base salary in the final ten years of employment. The Company's funding policy is to make annual contributions to the extent such contributions are actuarially determined and tax deductible.

EDO PLANS
The net pension income for 2000, 1999 and 1998 was $4,235,000, $2,233,000 and
$2,192,000, respectively. The expected long-term rate of return on plan assets was 9.0% in 2000, 1999 and 1998. The actuarial computations assumed a discount rate on benefit obligations at December 31, 2000 and 1999 of 7.5%. The assumed rate of compensation increase approximates the Company's previous experience. The assets of the pension plan consist primarily of equity and fixed income securities, which are readily marketable.
    A summary of the components of net periodic pension income follows:

--------------------------------------------------------------
                                  2000       1999       1998
                                        (IN THOUSANDS)
--------------------------------------------------------------
Service cost                     $(1,189)   $(1,544)   $(1,495)
Interest on projected benefit
 obligation                       (6,087)    (5,970)    (6,124)
Expected return on plan assets    10,328      9,732      9,586
Amortization of transitional
 assets                                8          8          8
Amortization of prior service
 cost                               (102)      (208)      (208)
Amortization of gain               1,277        215        425
--------------------------------------------------------------
Net pension income               $ 4,235    $ 2,233    $ 2,192
--------------------------------------------------------------

    In 1999, in connection with the sale of the Company's satellite products business (Note 3), the Company recognized an aggregate settlement/curtailment gain of $950,000.
    The following sets forth the funded status of the plan as of December 31:

-------------------------------------------------------------
                                           2000        1999
                                            (IN THOUSANDS)
-------------------------------------------------------------
Change in projected benefit obligation:
Projected benefit obligation at
 beginning of year                       $ 83,368    $ 95,253
Service cost                                1,189       1,544
Interest cost                               6,087       5,970
Benefits paid                              (6,106)     (5,881)
Actuarial (gain) loss                      (3,114)    (10,662)
Settlement/curtailment gain                     -      (2,856)
-------------------------------------------------------------
Projected benefit obligation at end of
 year                                    $ 81,424    $ 83,368
-------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning
 of year                                  117,961     111,435
Actual return on plan assets               (8,892)     15,032
Benefits paid                              (6,106)     (5,881)
Expected transfer of
 settlement/curtailment assets                  -      (2,625)
-------------------------------------------------------------
Fair value of plan assets at end of
 year                                    $102,963    $117,961
-------------------------------------------------------------
Funded status                            $ 21,539    $ 34,593
Unrecognized net gain                      (7,146)    (24,528)
Unrecognized prior service cost               506         607
Unrecognized net assets                        (8)        (16)
-------------------------------------------------------------
Prepaid pension cost (in other assets)   $ 14,891    $ 10,656
-------------------------------------------------------------

    In addition, in 1988, the Company established a supplemental defined benefit plan for substantially all employees. In 2000, 1999 and 1998, the net pension expense for this plan was approximately $162,000, $130,000, and $127,000, respectively.
    The Company also has a supplemental retirement plan for officers and certain employees under which the Company has agreed to pay a predetermined retirement benefit. In the event of preretirement death or disability, the plan provides for similar benefits. Total expenses under this plan in 2000, 1999 and 1998 were $625,000, $602,000 and $672,000, respectively.

AIL PLANS

AIL DEFINED BENEFIT PENSION PLAN
The net pension income for the period subsequent to the EDO-AIL merger which is included in the consolidated financial statements was $385,000. The expected long-term rate of return on plan assets was 10.0%. The actuarial computations assumed a discount rate on benefit obligations at December 31, 2000 of 7.5%. The assumed rate of compensation increase approximates the Company's previous experience. The assets of the pension plan consist primarily of equity and fixed income securities, which are readily marketable.
    A summary of the components of net periodic pension income for the period subsequent to the EDO-AIL merger included in the consolidated financial results follows:

--------------------------------------------------------------
                                                (IN THOUSANDS)
--------------------------------------------------------------
Service cost                                       $ (1,630)
Interest cost                                        (5,273)
Expected return on plan assets                        7,288
--------------------------------------------------------------
Net pension income                                 $    385
--------------------------------------------------------------

    The following sets forth the funded status of the AIL Defined Benefit Pension Plan as of December 31, 2000:

-------------------------------------------------------------
                                               (IN THOUSANDS)
-------------------------------------------------------------
Change in projected benefit obligation:
Projected benefit obligation at April 30,
 2000 (date of purchase of AIL Technologies,
 Inc.)                                            $117,721
Service cost                                         1,630
Interest cost                                        5,273
Benefits paid                                       (5,450)
Actuarial gain                                      (3,898)
-------------------------------------------------------------
Projected benefit obligation at end of year       $115,276
-------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at April 30, 2000       $112,518
Actual return on plan assets                         4,387
Benefits paid                                       (5,450)
-------------------------------------------------------------
Fair value of plan assets at end of year          $111,455
-------------------------------------------------------------
Funded status                                     $ (3,821)
Unrecognized net gain                                 (997)
-------------------------------------------------------------
Accrued benefit cost                              $ (4,818)
-------------------------------------------------------------

                             AIL NON-QUALIFIED PLAN
The AIL Non-Qualified Plan is a defined benefit plan which provides supplemental benefits to certain participants who are covered by the qualified defined benefit plan. Benefits are based on years of service and certain compensation that is excluded under the qualified plan. In 2000, the net pension expense for this plan subsequent to the EDO-AIL merger was $93,000.

401(K) PLANS
In 2000, there were four 401(k) plans sponsored by the Company that covered substantially all employees. Certain of these plans provide for matching contributions at the Company's discretion. Such matching contributions were not material for the three years in the period ended December 31, 2000.

(16)  POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS
The Company provides certain health care and life insurance benefits to qualified retired employees and dependents at certain locations. These benefits are funded as benefits are provided, with the retiree paying a portion of the cost through contributions, deductibles and coinsurance provisions. The Company has always retained the right to modify or terminate the plans providing these benefits.
    In accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the Company recognizes these benefit expenses on an accrual basis as the employees earn them during their employment rather than when they are actually paid.

EDO POSTRETIREMENT BENEFIT PLAN
Postretirement health care and life insurance expense included the following components:

------------------------------------------------------------
                                        2000    1999    1998
                                           (IN THOUSANDS)
------------------------------------------------------------
Service cost                            $ 57    $ 80    $ 41
Interest cost                            239     276     237
Amortization of net unrecognized loss      -      43       -
------------------------------------------------------------
Total postretirement health care and
 life insurance expense                 $296    $399    $278
------------------------------------------------------------

    In 1999 in connection with the sale of the Company's satellite products business (Note 3), the Company recognized a curtailment gain of $47,000.
    The funded status and breakdown of the postretirement health care and life insurance benefits are as follows as of December 31:

-------------------------------------------------------------
                                           2000        1999
                                            (IN THOUSANDS)
-------------------------------------------------------------
Change in accumulated postretirement
 benefit obligation:
 Accumulated benefit obligation at
   beginning of year                     $  3,402    $  3,572
 Service cost                                  57          80
 Interest cost                                239         276
 Benefits paid                               (380)       (419)
 Participant contributions                     33          26
 Actuarial (gain) loss                       (124)        695
 Change in discount rate                        -        (208)
 Effect of curtailment                          -        (620)
-------------------------------------------------------------
Unfunded accumulated postretirement
 benefit obligation at end of year       $  3,227    $  3,402
Unrecognized net gain                         124           -
-------------------------------------------------------------
Accrued postretirement benefit cost      $  3,351    $  3,402
-------------------------------------------------------------

    Actuarial assumptions used in determining the accumulated postretirement benefit obligation include a discount rate of 7.5% at December 31, 2000 and 1999 and estimated increases in health care costs. The Company has limited its increase in health care costs to 5% per year by requiring the retirees to absorb any costs in excess of 5% and has used such rate to measure its obligation.

AIL POSTRETIREMENT BENEFIT PLAN
Postretirement expense for the period subsequent to the EDO-AIL merger included in the consolidated financial statements comprised the following:

-------------------------------------------------------------
                                               (IN THOUSANDS)
-------------------------------------------------------------
Service cost                                      $     53
Interest cost                                          468
-------------------------------------------------------------
Total postretirement expense                      $    521
-------------------------------------------------------------

    The funded status and breakdown of the postretirement benefits are as follows as of December 31, 2000:

-------------------------------------------------------------
                                               (IN THOUSANDS)
-------------------------------------------------------------
Change in accumulated postretirement benefit
 obligation:
Accumulated benefit obligation at April 30,
 2000 (date of purchase of AIL Technologies,
 Inc.)                                             $9,422
Service cost                                           53
Interest cost                                         468
Benefits paid                                         (70)
Actuarial gain                                       (997)
-------------------------------------------------------------
Unfunded accumulated postretirement benefit
 obligation at end of year                         $8,876
Unrecognized net gain                                 997
-------------------------------------------------------------
Accrued postretirement benefit cost                $9,873
-------------------------------------------------------------

    Actuarial assumptions used in determining the accumulated postretirement benefit obligation include a discount rate of 7.5% at December 31, 2000.

(17)  COMMITMENTS AND CONTINGENCIES
The Company is contingently liable under the terms of letters of credit (Note 9) aggregating approximately $20,198,000 at December 31, 2000, should it fail to perform in accordance with the terms of its contracts with foreign customers.
    At December 31, 2000, the Company and its subsidiaries were obligated under building and equipment leases expiring between 2001 and 2012. The aggregate future minimum lease commitments under those obligations with noncancellable terms in excess of one year are as follows:

  2001         -   $4,452,000
  2002         -   $4,135,000
  2003         -   $3,490,000
  2004         -   $2,184,000
  2005         -   $1,860,000
  Thereafter   -   $6,737,000

    Rental expense for continuing operations under such leases for the years ended December 31, 2000, 1999 and 1998 amounted to $3,885,000, $2,885,000 and
$2,412,000, respectively.

(18)  LEGAL MATTERS
The Company and three other companies entered into a consent decree in 1990 with the Federal government for the remediation of a Superfund site. The Superfund site has been divided into three operable units. The consent decree relates to two of the operable units. The third operable unit has not been formally studied and, accordingly, no liability has been recorded by the Company. The Company believes that the aggregate amount of the obligation and timing of cash payments associated with the two operable units subject to the consent decree are reasonably fixed and determinable. Accordingly, the environmental obligation has been discounted at five percent. Management estimates that as of December 31, 2000, the discounted liability over the remainder of the twenty-five years related to these two operable units is approximately $2.4 million of which approximately $0.4 million has been classified as current and is included in accounts payable and accrued liabilities. Approximately $0.7 million of the $2.4 million liability will be incurred over the next five years. In 1998 and 1997, the Company settled with one of its insurance carriers for $2.2 million, net of associated costs of $0.3 million, and $2.9 million, respectively, which was recorded as litigation settlement income. All $5.1 million was collected in 1998.
    The Company is also involved in other environmental cleanup efforts, none of which management believes is likely to have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.
    Additionally, the Company and its subsidiaries are subject to certain legal actions that arise out of the normal course of business. It is management's belief that the ultimate outcome of these actions will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

(19)  BUSINESS SEGMENTS
The Company determines its operating segments based upon an analysis of its products and services, production processes, types of customers, economic characteristics, and the related regulatory environment. The Company's continuing operations are conducted in three business segments: Defense, Communications and Space Products and Engineered Materials. The Defense segment provides integrated front-line warfighting systems, including radar countermeasure systems, aircraft weapons storage and release systems, airborne mine countermeasure systems and sonar systems. The Communications and Space Products segment addresses the needs of the remote sensing, communication, navigation and electronic warfare industries with ultra-miniature electronics and a broad line of antennas. The Engineered Materials segment supplies piezoelectric ceramics and advanced composites for the communication, navigation, chemical, petrochemical, paper and oil industries for civilian infrastructure and for the military.
    Domestic government sales, which include sales to prime contractors of the government, amounted to 63%, 48% and 50% of net sales, which were 70%, 58% and 57% of Defense's net sales, 60%, 0% and 0% of Communications and Space Products' net sales and 33%, 26% and 36% of Engineered Materials' net sales for 2000, 1999 and 1998, respectively. Export sales comprised 18%, 34% and 32% of net sales for 2000, 1999 and 1998, respectively.
    Principal products and services by segment are as follows:
  Defense Segment
    - Electronic Warfare
    - Environmental Products
    - Aircraft Stores Suspension and Release Equipment
    - Airborne Mine Countermeasures Systems
    - Integrated Combat Systems
    - Command, Control and Communications Systems
    - Undersea Systems
    - Technology Services
    - Interference Cancellation
  Communications and Space Products Segment
    - Antenna Products
    - Space Sensor and Communications Products
  Engineered Materials Segment
    - Electro-Ceramic Products
    - Advanced Fiber Composite Structural Products

----------------------------------------------------------------
                                    2000       1999       1998
                                          (IN THOUSANDS)
----------------------------------------------------------------
Net sales from continuing
 operations:
 Defense                          $147,045   $ 66,381   $ 53,785
 Communications and Space
   Products                         25,026          -          -
 Engineered Materials               34,751     31,555     27,618
----------------------------------------------------------------
                                  $206,822   $ 97,936   $ 81,403
----------------------------------------------------------------
Operating earnings from
 continuing operations:
 Defense                          $ 17,457   $  7,012   $  5,966
 Communications and Space
   Products                        (11,516)         -          -
 Engineered Materials                3,298      2,237      3,589
 Litigation settlement income            -          -      2,200
----------------------------------------------------------------
                                  $  9,239   $  9,249   $ 11,755
Net interest expense                (2,438)      (785)      (428)
Other (expense) income, net           (216)       230       (100)
----------------------------------------------------------------
Earnings before income taxes      $  6,585   $  8,694   $ 11,227
----------------------------------------------------------------
Identifiable assets:
 Defense                          $111,868   $ 43,455   $ 33,511
 Communications and Space
   Products                         32,666          -          -
 Engineered Materials               29,139     26,522     23,368
 Net assets of discontinued
   operations                            -      8,139     19,820
 Corporate                          40,581     46,375     47,931
----------------------------------------------------------------
                                  $214,254   $124,491   $124,630
----------------------------------------------------------------
Depreciation and amortization:
 Defense                          $  5,150   $  1,331   $    935
 Communications and Space
   Products                          1,857          -          -
 Engineered Materials                1,882      1,653      1,068
 Corporate                             552        406        340
----------------------------------------------------------------
                                  $  9,441   $  3,390   $  2,343
----------------------------------------------------------------
Capital Expenditures:
 Defense                          $  1,679   $  1,114   $  2,100
 Communications and Space
   Products                            450          -          -
 Engineered Materials                1,705      2,890      1,021
 Corporate                              27         28         12
----------------------------------------------------------------
                                  $  3,861   $  4,032   $  3,133
----------------------------------------------------------------

    In 2000, the costs related to the write-off of purchased in-process research and development and other merger-related costs attributable to the EDO-AIL merger are included in the segments as follows:

------------------------------------------------------------
                                              (IN THOUSANDS)
------------------------------------------------------------
Defense                                          $ 3,342
Communications and Space Products                  7,595
Engineered Materials                                 558
------------------------------------------------------------
Total                                            $11,495
------------------------------------------------------------

ERNST & YOUNG LLP
INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
EDO Corporation

    We have audited the accompanying consolidated balance sheet of EDO Corporation and subsidiaries as of December 31, 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDO Corporation and subsidiaries at December 31, 2000 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

                                                         [/s/ Ernst & Young LLP]

New York, New York
February 26, 2001

KPMG LLP
INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
EDO Corporation:

    We have audited the accompanying consolidated balance sheet of EDO Corporation and subsidiaries as of December 31, 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDO Corporation and subsidiaries at December 31, 1999, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

[/s/ KPMG LLP]

Melville, New York
February 15, 2000

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